File No. 70-99_____
                             (IPO and Distribution)

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM U-1

                           APPLICATION OR DECLARATION

                                    UNDER THE

                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935



      Allegheny Energy, Inc.                Allegheny Energy Supply Company, LLC
      10435 Downsville Pike                        10435 Downsville Pike
       Hagerstown, MD 21740                         Hagerstown, MD 21740

Allegheny Energy Service Corporation                West Penn Power Company
        10435 Downsville Pike                        800 Cabin Hill Drive
        Hagerstown, MD 21740                         Greensburg, PA 15601

    Monongahela Power Company                    The Potomac Edison Company
       1310 Fairmont Avenue                        10435 Downsville Pike
        Fairmont, WV 26554                          Hagerstown, MD 21740

              (Name of company or companies filing this statement
                 and addresses of principal executive offices)

                             Allegheny Energy, Inc.

 (Name of top registered holding company parent of each applicant or declarant)

  The Commission is requested to mail signed copies of all orders, notices and communications in connection with this Application to:


     Thomas K. Henderson, Esq.                     Terence A. Burke, Esq.
 Vice President and General Counsel                Deputy General Counsel
       Allegheny Energy, Inc.               Allegheny Energy Service Corporation
       10435 Downsville Pike                       10435 Downsville Pike
        Hagerstown, MD 21740                        Hagerstown, MD 21740

        Anthony Wilson, Esq.                   Robert E. Buckholz, Jr., Esq.
           Senior Counsel                           Sullivan & Cromwell
Allegheny Energy Service Corporation                  125 Broad Street
       10435 Downsville Pike                      New York, NY 10004-2498
        Hagerstown, MD 21740

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ITEM 1.   DESCRIPTION OF THE TRANSACTION

          Allegheny Energy, Inc. ("Allegheny"), a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"), Allegheny Energy Service Corporation ("AESC"), a service company subsidiary of Allegheny, and Allegheny Energy Supply Company, LLC ("AE Supply"),West Penn Power Company ("West Penn"), Monongahela Power Company ("Monongahela Power") and The Potomac Edison Company ("Potomac Edison"), electric utility subsidiaries of Allegheny (collectively, the "Applicants"), file this application and declaration seeking authorization to (i) restructure AE Supply and create a new holding company ("Supply Holdco") for AE Supply's operations, (ii) effect an initial public offering of the common stock (the "IPO") of Supply Holdco, (iii) implement an employee stock option plan for Supply Holdco, and issue options thereunder to satisfy outstanding contractual obligations, (iv) distribute the voting securities of Supply Holdco to the common stockholders of Allegheny within 24 months following the completion of the IPO (the "Distribution"), and
(v) engage in other transactions related to the IPO and the Distribution. Applicants intend to implement the Distribution on a tax-free basis in accordance with the requirements of Section 355 of the Internal Revenue Code (the "Code") and to seek an advance ruling from the Internal Revenue Service confirming the tax-free nature of the Distribution.

          The transactions proposed herein fall within Sections 6, 7, 9, 10, 11, 12(d), 12(f), 13 and 32(e) of the Act, and Rules 42, 43, 44, 45, 46, 52, 53 and
54 under the Act. To the extent activities described herein require approval pursuant to Section 9, 10 or any other Section of the Act, Applicants request such approval and demonstrate herein compliance with the established standards of the Act.

1.1       OVERVIEW OF THE ALLEGHENY SYSTEM

          Allegheny is a diversified energy company operating in three principal segments: regulated utility operations, unregulated generation and other unregulated operations. The regulated utility operations are conducted in a family of companies (collectively doing business as "Allegheny Power"), which consists of (i) three regulated electric public utility companies, West Penn, Monongahela Power (Monongahela Power also has a regulated natural gas utility division as a result of its purchase of West Virginia Power Company) and Potomac Edison and (ii) a regulated natural gas public utility company, Mountaineer Gas Company, which is a wholly-owned subsidiary of Monongahela Power. Allegheny Power delivers electricity to approximately 1.5 million customers in parts of Maryland, Ohio, Pennsylvania, Virginia and West Virginia. Through the acquisition of West Virginia Power and Mountaineer Gas Company, Allegheny Power also delivers natural gas to approximately 230,000 customers in West Virginia.

          West Penn is subject to regulation by the Pennsylvania Public Utility Commission. Monongahela Power is subject to regulation by both the West Virginia Public Service Commission (the "WVPSC") and the Public Utilities Commission of Ohio, while Monongahela Power's subsidiary, Mountaineer Gas Company, is subject to regulation by the WVPSC. Potomac Edison is subject to regulation by the Maryland Public Service Commission, the WVPSC and the Virginia State Corporation Commission.

          AE Supply develops, owns and operates electric generating facilities and supplies and trades energy and energy-related commodities in selected domestic retail and wholesale markets. AE Supply is a public utility company within the meaning of Section 2(a)(3) of the Act, but it is not a utility for purposes of state regulation nor is it subject to regulation as an electric public utility in any of the states in which it operates. AE Supply's wholly-owned subsidiary, Allegheny

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Energy Global Markets ("Global Markets"), conducts Allegheny's wholesale power marketing and energy commodity trading and fuel procurement activities and provides customers with structured products and services to assist in meeting energy requirements. The activities of Global Markets are exempt energy-related activities within Rule 58 under the Act.

          Allegheny's other unregulated operations are conducted by Allegheny Ventures, Inc., a non-utility non-regulated subsidiary of Allegheny. Allegheny Ventures invests in and develops telecom- and energy-related projects through its wholly-owned subsidiaries Allegheny Communications Connect, Inc. and Allegheny Energy Solutions, Inc. Allegheny Communications Connect owns and operates a growing fiber optic cable network, while Allegheny Energy Solutions provides installation and maintenance of distributed generation equipment, as well as power quality and load management services to data intensive businesses, such as those in the telecommunications, financial services and healthcare industries.

          For the twelve (12) months ended March 31, 2001, Allegheny's gross revenues and net income were approximately $4.96 billion and $290 million, respectively.

1.2       BACKGROUND OF AE SUPPLY

          By order dated November 12, 1999,(1) the Commission authorized the formation of AE Supply, which would compete in the deregulated, competitive electricity generation markets. The order authorized West Penn to transfer to AE Supply (i) certain utility generating assets, (ii) its interests in Ohio Valley Electric Corporation ("OVEC"), (iii) its ownership interest in Allegheny Generating Company ("AGC"), which owns a 40% interest in a pumped storage hydroelectric generating facility and related transmission assets in Bath County, Virginia, and (iv) service agreements with AESC related to the foregoing transferred assets. The transfer was completed in November 1999. This order also authorized AE Supply to participate in an Allegheny tax allocation agreement, and to engage in energy brokering, trading and marketing activities.

          By order dated July 31, 2000,(2) the Commission authorized Potomac Edison to transfer to AE Supply (i) certain utility generating assets, (ii) its interests in OVEC and (iii) its ownership interest in AGC, and to enter into service agreements with AESC related to the transferred assets. The transfer was completed in August 2000.

          By order dated April 25, 2001,(3) the Commission authorized Monongahela Power to transfer to AE Supply, Monongahela Power's ownership interests in certain generating assets, related assets, related liabilities, inventory and other rights and interests, and its interests in AGC and in OVEC. In accordance with the order, on June 1, 2001, Monongahela Power transferred to AE Supply the generating assets allocable to its Ohio service territory and its FERC jurisdictional activities, including a proportionate share of its ownership in AGC. Monongahela Power elected not to transfer its interest in OVEC allocable to its Ohio service territory and FERC jurisdictional activities at this time.

          Although Potomac Edison and West Penn have assigned to AE Supply the rights and obligations associated with their 9% participation interest in the inter-company power agreement

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(1)    Holding Company Act Release No. 27101 (November 12, 1999).

(2)    Holding Company Act Release No. 27205 (July 31, 2000).

(3)    Holding Company Act Release No. 27384 (April 25, 2001).

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with OVEC, Allegheny retains legal title to the corresponding 9% interest in the common stock of OVEC. Similarly, Allegheny retains legal title to an additional 3.5% interest in OVEC, although Monongahela Power anticipates transferring to AE Supply the rights and obligations in the inter-company power agreement associated with this interest. As discussed below in Item 1.4(o), Allegheny is requesting authority to transfer its entire 12.5% interest in the common stock of OVEC to Supply Holdco.

          Monongahela Power's remaining generation assets, which serve customers in West Virginia (the "West Virginia Jurisdictional Assets"), will not be transferred until tax changes related to the deregulation of the retail power market in West Virginia have been passed by the West Virginia Legislature or the WVPSC otherwise takes regulatory action. This Commission has retained jurisdiction over such proposed transfer.(4) Subject to reaching a settlement with the WVPSC or authorization from the West Virginia Legislature and this Commission releasing jurisdiction, Monongahela Power intends to transfer the West Virginia Jurisdictional Assets to AE Supply as soon as possible.

          Also, by orders dated December 27, 2000,(5) March 30, 2001,(6) April 20, 2001,(7) and May 16, 2001,(8) the Commission authorized (i) AE Supply and Potomac Edison to enter into a leaseback agreement with respect to certain generating assets transferred by Potomac Edison to AE Supply in accordance with the July 31, 2000 order; (ii) Allegheny to transfer to AE Supply its ownership interest in Allegheny Energy Supply Conemaugh, LLC ("Conemaugh"), which holds an interest in the Conemaugh Generating Station; (iii) AE Supply to incur short-term and long-term debt, and to issue securities and enter into guarantees, in order to finance (A) the acquisition of "exempt wholesale generators" ("EWGs"), as defined in Section 32 of the Act, and other assets from Enron North America Corp. and (B) the organization of special purpose entities in order to explore investment opportunities, acquire and own EWGs and "foreign utility companies" ("FUCOs"), as defined in Section 33 of the Act, and engage in exempt energy-related activities within the United States ("Rule 53 activities"); (iv) Allegheny to merge AE Units 1&2, LLC into AE Supply; (v) Potomac Edison to form Green Valley Hydro, LLC, a Virginia limited liability company ("Green Valley"), to hold certain hydroelectric generating stations located in Virginia (the "Virginia Hydros"); and (vi) Potomac to transfer the membership interests in Green Valley to Allegheny.

          Global Markets consists, in part, of the energy trading business that was purchased from Merrill Lynch Capital Services, Inc. and Merrill Lynch & Co. (the "GEM acquisition") for a purchase price of $490 million plus a 2% equity membership interest in AE Supply. The GEM acquisition was exempt from Section 9(a) of the Act because Global Markets is an "energy-related company" within the meaning of Rule 58. The first part of this transaction closed on March 16, 2001. Subsequently, by order dated May 30, 2001,(9) the Commission authorized the

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(4)    File No. 70-9747.

(5)    Holding Company Act Release No. 27321 (December 27, 2000).

(6)    Holding Company Act Release No. 27370 (March 30, 2001).

(7)    Holding Company Act Release No. 27383 (April 20, 2001).

(8) Holding Company Act Release No. 27399 (May 16, 2001). The November 12, 1999, July 31, 2000, December 27, 2000, March 30, 2001, April 20, 2001,
       April 25, 2001 and May 16, 2001 orders are collectively referred to herein as the "Orders".

(9)    Holding Company Act Release No. 27410 (May 30, 2001).

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issuance of the 2% equity membership interest in AE Supply to Merrill Lynch.
This issuance occurred effective as of June 29, 2001.

          As a result of the foregoing transactions, AE Supply has become a major energy generation and energy trading business that is structurally separate from the public utility company operations of Allegheny. As of March 31, 2001, the unregulated generation segment accounted for $3.8 billion of Allegheny's $8.8 billion in assets.

          AE Supply's energy generation and trading business is a high growth business with substantial capital requirements.(10) In order to compete effectively, AE Supply must opportunistically pursue acquisition and development opportunities and raise capital to finance those activities, including through various leveraged and non-recourse financing structures. Allegheny's traditional regulated public utility business, however, also faces capital requirements which must be satisfied at the lowest reasonable cost consistent with applicable regulatory requirements. The transactions described below will permit Supply Holdco to raise the capital needed to conduct and expand its existing authorized business activities, while Allegheny and its public utility subsidiaries maintain the traditional capital structures of an integrated public utility system.

          The electric utility business historically has been subject to extensive regulation by Federal and State authorities. With the advent of competition and related legislative and regulatory changes, it has become possible to operate generation and energy trading operations under limited regulation while the transmission and distribution operations remain subject to extensive regulation. Moreover, certain states have required a separation of the generation business from the transmission and distribution business. Allegheny has determined that the regulatory environment and resulting marketplace forces make advisable a complete separation of the unregulated (or lightly regulated) generation and energy trading businesses from the heavily regulated transmission and distribution businesses. The Distribution will be the final step in this separation. The Distribution of the voting stock of Supply Holdco will:

          o be consistent with the deregulation of the energy generation business, permitting Supply Holdco, like its unregulated competitors, to pursue rapid growth and the capital required to fund that growth, free of regulatory delays;

          o enhance Supply Holdco's management focus on existing generation and planned future construction of generating plants and enhance Allegheny's management focus on its transmission and distribution business;

          o reduce regulatory concerns regarding cross-subsidization, and free these businesses from "code of conduct" concerns related to the separated businesses, and other regulatory requirements;

          o permit Supply Holdco and Allegheny to focus on their respective businesses and market opportunities and, in particular, to allow Supply Holdco to pursue its aggressive growth strategy for the electric power generation business, and to allow Allegheny to continue to provide excellent quality service, efficient transmission and distribution services to its customers and to seek out new areas for growth;

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(10)   See File No. 70-9897, Application to Modify Rule 53 Limit plus Additional
       Financing (filed June 12, 2001).

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          o  enhance Supply Holdco's management focus on energy and commodity trading and risk management; and

          o  provide rational managerial risk/reward incentives.

          Allegheny's Board of Directors has determined that the separation would enable existing and potential stockholders to choose to invest either in a predominantly traditional public utility or in Supply Holdco's unregulated generating business. The separation of Allegheny into two separate entities as herein described will provide an alignment of the respective core businesses, capital structures and company business objectives that can more easily be understood and valued by the investment community.

1.3       RELATED MATTERS AND AUTHORITY

          (a)       MATTERS PENDING BEFORE THE COMMISSION.

          In File No. 70-9747,(11) the Commission retains jurisdiction over the transfer of the West Virginia Jurisdictional Assets to AE Supply.

          In File No. 70-9897 (filed June 12, 2001), Allegheny seeks, among other things, authorization through July 31, 2005 for Allegheny and/or AE Supply to issue short-term debt and long-term debt in an aggregate amount up to $4 billion for the purpose of investing in EWGs, FUCOs, companies engaged in Rule 58 activities ("Rule 58 companies"),(12) general corporate purposes, and other permitted activities, with the option for Allegheny to issue up to $1 billion in equity securities; and Allegheny and/or AE Supply to issue up to $3 billion of guarantees. The total debt and equity authorization requested is $4 billion, with the option to use up to $1 billion thereof for equity issuance.(13)

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(11)   SEE text accompanying note 4, SUPRA.

(12) Rule 58(a)(1) limits the aggregate investment by a registered holding company in Rule 58 companies to the greater of $50 million or 15% of the consolidated capitalization.

(13) In addition, Allegheny has three unrelated matters pending before the Commission. (1) In File No. 70-9907 (filed July 9, 2001), Allegheny seeks authority to: (a) acquire 100% of the issued and outstanding common stock of Fellon-McCord Associates, Inc. ("Fellon-McCord") and Alliance Gas Services; (b) acquire 100% of the partnership interests in Alliance Energy Services Partnership ("Alliance"); (c) through December 31, 2004, make and have outstanding capital and operating contributions to Fellon-McCord and Alliance in the form of loans, guarantees, advances, or equity contributions up to an aggregate amount not to exceed $100 million; and (d) permit Fellon-McCord and Alliance to enter into a service agreement with AESC. (2) In File No. 70-9811 (filed December 29,
       2000), Allegheny has filed for authority to acquire 100% of the issued and outstanding common stock of Leasing Technologies International, Inc. ("Leasing Technologies"), a privately held leasing and financing company. During the first quarter of 2001 Allegheny Ventures sent Leasing Technologies a notice terminating the stock purchase agreement alleging material adverse changes in Leasing Technologies, its business and its prospects. Leasing Technologies has indicated that it believes the termination is unwarranted and has reserved the right to pursue legal actions. As of the date of this filing, the application has not been withdrawn. (3) In File No. 70-9687 (filed June 7, 2000), Allegheny sought authority to: (a) organize and invest up to $25 million in a to-be-formed special purpose subsidiary--Allegheny Advantages; (b) permit Allegheny Advantages to engage in Rule 58 activities; and (c) permit Allegheny and Allegheny Advantages to, directly or indirectly through other to-be-formed subsidiaries, make multiple investments in certain core and non-core activities in an aggregate amount not to exceed $35 million.

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          (b)       EXISTING FINANCING AUTHORITY.

          In the Money Pool and Financing Orders,(14) among other things, Allegheny and its subsidiary companies were authorized to: (1) issue and sell up to $138 million of long-term unsecured notes to banks or other institutions; and
(2) enter into support agreements for the benefit of AE Supply in amounts up to $250 million.(15) AE Supply was authorized to: (1) issue and sell up to $400 million of secured and unsecured long-term debt; and (2) issue and sell notes and paper and borrow from the Allegheny money pool, in aggregate outstanding amounts of up to $300 million. Allegheny and AE Supply were authorized to use the proceeds for general corporate purposes.

          By Order No. 27370,(16) among other things, the Commission authorized Allegheny to: (i) issue up to $1 billion in equity securities; (ii) loan or contribute up to $500 million of the equity securities proceeds to AE Supply; and (iii) provide an additional $150 million in guarantees to, or for the benefit of, AE Supply primarily in support of the EWGs acquired from Enron (up to an aggregate of $400 million when combined with the then existing authorizations as set forth above). Also, AE Supply was authorized to: (i) issue and sell an aggregate of $550 million in short-term and long-term debt, and establish a financing vehicle, Allegheny Energy Supply Capital LLC, a Delaware limited liability company ("Supply Capital"), to, among other things, issue equity or other financial instruments to and accept notes or other financial instruments from AE Supply in connection with activities described therein; and
(ii) engage in the loaning and re-loaning of up to $1.05 billion by Supply Capital to AE Supply to be used for authorized acquisitions and other activities.

          By Order No. 27383,(17) among other things, the Commission authorized Allegheny and/or AE Supply, in the aggregate to issue to unaffiliated third parties guarantees, short-term debt and long-term debt through July 31, 2005, up to an aggregate amount of $430 million. The guarantees or proceeds would be used directly or indirectly for investments in EWGs and FUCOs, Rule 58 companies, or for other strategic corporate purposes. Debt and guarantees authorized include, but are not limited to, bank financing, bank credit support, sales of secured or unsecured debt, notes, loans and debentures.

1.4       PRE-IPO REORGANIZATION

          Applicants seek authorization to:

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(14)   File No. 70-7888, Holding Company Act Release Nos. 25462, 25481, 25581,
       25919, 26418, 26506, 26804, 27030, and 27084 (dated January 29, 1992,
       February 28, 1992, July 14, 1992, November 5, 1993, November 28, 1995,
       April 18, 1996, December 23, 1997, May 19, 1999 and October 8, 1999).

(15) Support agreements may take the form of reimbursement agreements, the assumption of liabilities for the issuance of bonds, letters of credit and other performance and financial guarantees.

(16) Order Approving Enron Acquisition, Holding Company Act Release No. 27370 (March 30, 2001) (the "Enron Order").

(17) Order Authorizing AE Supply to Own EWGs and FUCOs, Holding Company Act Release No. 27383 (April 20, 2001).

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          (a)       FORM SUPPLY HOLDCO AND EFFECT RELATED CORPORATE
REORGANIZATION TRANSACTIONS.

          Allegheny proposes to form Supply Holdco as a Maryland corporation for the purpose of holding all of its membership interest in AE Supply. Supply Holdco will be the corporation whose common stock is offered in the IPO. AE Supply will merge into Supply Holdco, with Supply Holdco as the surviving entity. As a result of the merger, Allegheny and Merrill Lynch will exchange each of their membership interests in AE Supply for approximately 375 million shares of common stock of Supply Holdco, which will constitute all of the outstanding shares. Supply Holdco will thereupon form single-member Delaware limited liability companies and transfer all of the generating assets acquired and directly held by it as a result of the merger into single-member Delaware limited liability companies. Upon completion of such transfers, all of Supply Holdco's assets will consist of membership interests or shareholdings in its various subsidiaries, all of which will be directly held by Supply Holdco.

          It is proposed that Supply Holdco have 2 billion shares of authorized common stock(18) (the "Common Stock") and offer approximately 80 million shares of Common Stock in the IPO. It is also proposed that Supply Holdco have 30 million shares of authorized preferred stock. The Board of Directors of Supply Holdco will be authorized to divide the preferred stock into series and, with respect to each series, to determine the designations and the powers, preferences and rights, and the qualifications, limitations and restrictions thereof, including the dividend rights, conversion or exchange rights, voting rights, redemption rights and terms, liquidation preferences, sinking fund provisions and the number of shares constituting the series. It is proposed that Supply Holdco assume all existing debt obligations of AE Supply, consisting of:
(i) $480 million of debt in offerings effected under Rule 144A under the Securities Act of 1933; (ii) up to the currently authorized $300 million of commercial paper (subject to additional authorization pursuant to Order No. 27383(19)); (iii) $351 million of pollution control notes assumed by AE Supply in connection with transfers of generating assets from West Penn, Potomac Edison and Monongahela Power; (iv) a $325 million note held by Allegheny; (v) a $1.05 billion loan from Supply Capital to AE Supply; and (vi) a $550 million note issued in connection with the acquisition by AE Supply of EWGs from Enron.(20)

          (b) FORM SUPPLY SERVICE. Supply Holdco proposes to form a new wholly-owned Delaware corporation subsidiary ("Supply Service") that will act as the service company for Supply Holdco and its subsidiaries.

          (c) FORM SUPPLY RETAIL. Supply Holdco proposes to form a wholly-owned Delaware limited liability company subsidiary ("Supply Retail"), to which it will assign its contracts to

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(18)   The Supply Holdco Common Stock will have a par value of $0.01 per share.
       Each holder of Supply Holdco Common Stock will be entitled to one vote per share. Stockholders will not have the right to cumulate their votes in elections of directors. Holders of Common Stock will be entitled to dividends on a pro rata basis upon declaration of dividends by the Supply Holdco Board of Directors. Dividends will be payable only out of unreserved and unrestricted surplus that is legally available for the payment of dividends. Upon a liquidation of Supply Holdco, holders of Common Stock will be entitled to a pro rata distribution of the assets of Supply Holdco, after payment of all amounts owed to Supply Holdco's creditors, and subject to any preferential amount payable to holders of preferred stock of Supply Holdco, if any.

(19)   SEE text accompanying note 17, SUPRA.

(20) This acquisition from Enron was authorized in the Enron Order. (See note 16, supra, and accompanying text.) The $550 million note is a bridge loan that was authorized in the Enron Order. If at the time of the formation of Supply Holdco the $550 million note has been refinanced, Applicants propose that Supply Holdco assume any successor obligation thereto.

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provide retail power, together with a power purchase agreement pursuant to which
Supply Holdco or its subsidiaries will supply power to Supply Retail at FERC-approved rates. Thereafter, Supply Holdco will no longer engage in the sale of electricity at retail.

          (d) FORM SUPPLY DEVELOPMENT. Supply Holdco proposes to form a wholly-owned Delaware limited liability company subsidiary ("Supply Development") that will conduct electric generating facility and other energy-related development activities and, in connection therewith, from time to time form new subsidiaries to develop particular projects.

          (e) TRANSFER AND REORGANIZE HUNLOCK CREEK. Allegheny proposes to transfer the membership interests in its subsidiary, Allegheny Energy Supply Hunlock Creek, LLC ("Hunlock Creek"), a Delaware limited liability company, to Supply Holdco. Through a joint venture with UGI, Corp., Hunlock Creek indirectly owns 46 MW of the generating capacity of the Hunlock Creek Generating Station near Wilkes-Barre, Pennsylvania. This transfer will be made as a capital contribution in the amount of the book value of approximately $21 million. For tax efficiency, Supply Holdco then proposes to form a new single-member Delaware limited liability company ("Hunlock Creek II") into which Hunlock Creek will be merged pursuant to Sections 9(a) and 10 of the Act.

          (f) TRANSFER AND REORGANIZE GREEN VALLEY. Allegheny proposes to transfer its membership interests in its subsidiary, Green Valley, to Supply Holdco. Green Valley owns approximately 5 MW of hydroelectric generating capacity in Virginia. This transfer will be made as a capital contribution in the amount of the book value of approximately $2 million. For tax efficiency, Supply Holdco then proposes to form a new single-member Virginia limited liability company ("Green Valley II") into which Green Valley will be merged pursuant to Sections 9(a) and 10 of the Act.

          (g) REORGANIZE CONEMAUGH. For tax efficiency, Supply Holdco proposes to form a new single-member Delaware limited liability company ("Conemaugh II") into which Conemaugh will be merged pursuant to Sections 9(a) and 10 of the Act.

          (h) REORGANIZE GLOBAL MARKETS. Supply Holdco proposes to form a new non-Rule 58 single-member Delaware limited liability company subsidiary ("Global Markets II") into which Global Markets will be merged (the "Global Markets Reorganization") pursuant to Sections 9(a) and 10 of the Act. The surviving limited liability company will continue to conduct business under the Allegheny Energy Global Markets name, but as a result of the Global Markets Reorganization, will no longer be a Rule 58 company. Applicants also request authority for Global Markets II to use the financing authority of AE Supply and Supply Holdco after the Global Markets Reorganization.

          (i) REORGANIZE AGC. For tax efficiency, Supply Holdco proposes formation of a Virginia limited liability company subsidiary ("AGC LLC") into which its interest in AGC will be merged (the "AGC Reorganization") pursuant to Sections 9(a) and 10 of the Act.

          (j) TRANSFER RELATED PROPERTY, RIGHTS AND INTERESTS. Applicants propose that West Penn, Monongahela Power and Potomac Edison assign to Supply Service their interests in various leased vehicles, most of which are located at power stations. AESC proposes to assign to Supply Service its interests in various leased computer equipment and copiers. All of such equipment is currently used in connection with the generation business of one or more Allegheny subsidiaries. AESC will also assign its purchase contract for an aircraft in exchange for a note in the amount of the book value of $700,000.

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          (k)       ENTER INTO SEPARATION AGREEMENT AND ANCILLARY AGREEMENTS.
Supply Holdco and Allegheny will enter into a Master Separation and Distribution Agreement(21) ("Master Agreement") and the associated ancillary agreements (the "Ancillary Agreements"), subject to existing authority and rules and regulations of the Commission. The Master Agreement will provide for the separation of the Supply Holdco and Allegheny businesses on the later of November 1, 2001 or the date that is seven business days after the date the authority sought herein is granted by the Commission (the "Separation Date").

          The Master Agreement obligates the parties to implement the Master Agreement and the Ancillary Agreements to the fullest extent permitted and to cooperate to the end of achieving any further necessary authority for such implementation. The Master Agreement provides that Allegheny will not cancel any outstanding credit support arrangements, all of which are authorized pursuant to Allegheny's and AE Supply's existing authority. In addition, this Agreement will provide that, in consideration of Allegheny's provision of the outstanding credit support arrangements, Supply Holdco will pay to Allegheny, beginning on the closing date of the IPO, a monthly credit support fee in an amount equal to 0.2% per annum, computed on a daily basis, on the guaranteed amounts that remain outstanding plus the out-of-pocket cost of the credit support arrangements.

          The Ancillary Agreements appended to the Master Agreement include an Employee Matters Agreement,(22) a Tax Indemnification Agreement,(23) a Transitional Services Agreement,(24) a Confidential Disclosure Agreement,(25) an Intellectual Property Ownership Agreement,(26) and an Indemnification and Insurance Matters Agreement.(27)

          The employees of AESC that will be engaged in the business of AE Supply will become employees of Supply Service, and Supply Service will enter into service contracts in accordance with Section 13 of the Act with Supply Holdco and each of its subsidiaries. The Employee Matters Agreement will assure that employees affected by the separation of Supply Holdco from Allegheny will be covered by Supply Holdco benefit plans as of the time of their transfer, but avoids redundant benefit programs.

          In addition to the paid employees at two of AE Supply's subsidiaries (Global Markets and Allegheny Energy Supply Lincoln Generating Facility, LLC), AE Supply currently uses personnel provided by AESC, a service company approved by the Commission under Section 13 and Rules 90 and 91 of the Act. As authorized in the Orders, (i) AESC's personnel provide a wide range of services to AE Supply and (ii) AE Supply provides various services to AESC, in each case on an as-needed basis under service agreements. The Transitional Services Agreement will provide for the continuation of certain services currently provided (i) by AESC to AE

----------

(21)   Appended hereto as Exhibit B-1.

(22)   Appended hereto as Exhibit B-2.

(23)   Appended hereto as Exhibit B-3.

(24)   Appended hereto as Exhibit B-4.

(25)   Appended hereto as Exhibit B-5.

(26)   Appended hereto as Exhibit B-6.

(27)   Appended hereto as Exhibit B-7.

Supply, including financial, human resources administration and payroll, accounting and treasury, engineering and technical consulting, information technology, communications and corporate security, procurement, government relations and legal services, and (ii) by AE Supply to AESC, including strategic environmental management, research and development coordination, chemical lab services, switching in power station switchyards and power station operations, for a term not to exceed two years from the date of the Distribution. Neither Allegheny nor Supply Holdco, nor any of their respective subsidiaries will incur unreimbursed costs pursuant to the Transitional Services Agreement.

          The Tax Indemnification Agreement will govern the allocation of U.S. income tax liabilities and will set forth agreements with respect to certain other tax matters.

          The Confidential Disclosure Agreement will protect certain proprietary information, while the Intellectual Property Ownership Agreement documents the intellectual property that Allegheny and Supply Holdco are each authorized to use and does not require any future transfers of intellectual property following the Separation Date.

          The Indemnification and Insurance Matters Agreement will provide for a separation of insurance coverage and for mutual indemnification for claims based upon fault.(28)

          Allegheny requests that the Commission take such action, if any, deemed appropriate and consistent with the Act pursuant to Section 12(f) of the Act with respect to the Master Agreement and the Ancillary Agreements, taking into account the likelihood that Supply Holdco will cease to be an associate company of Allegheny within 24 months following the completion of the IPO.

          (l) ADOPT STOCKHOLDER PROTECTION RIGHTS PLAN. Applicants propose that Supply Holdco adopt and implement a stockholder protection rights plan (the "Rights Plan"). The Board of Directors (the "Board") of Supply Holdco will declare a dividend of one right (a "Right") for each outstanding share of Supply Holdco Common Stock, payable to all stockholders of record on a record date ("Record Time") to be established by the Board after receipt of the Commission's authorization herein requested and after final Board action to approve the Stock Rights Plan and declare the dividend. The Rights will be created by and issued pursuant to a Rights Agreement(29) (the "Rights Agreement"), between Supply Holdco and a rights agent selected in connection with the implementation of the Rights Plan. The Rights Plan will be substantially similar to the shareholder rights plan previously adopted by Allegheny pursuant to Commission authorization.(30) Allegheny anticipates that the Rights Plan will be implemented prior to the IPO.

          (m) ISSUE STOCK OPTIONS. Applicants seek authorization for Supply Holdco to adopt and implement a long-term incentive stock option plan(31) (the "Option Plan"), under which it may

----------

(28) Applicants suggest that a claims indemnification agreement of this nature incidental to a genuine transaction does not involve an upstream loan or any extension of credit and is not an "indemnity" within the meaning of
       Section 12 of the Act. See MISSISSIPPI VALLEY GENERATING COMPANY, Holding Company Act Release No. 12794 (February 9, 1955) and The Southern Company, Holding Company Act Release No. 27303 (December 15, 2000) (both construing and applying Section 12(a) of the Act in accordance with
       Section 1(c) of the Act.

(29)   A draft is appended hereto as Exhibit A-1.

(30)   Holding Company Act Release No. 27052 (July 23, 1999).

(31)   A draft is appended hereto as Exhibit A-3.

issue incentive stock options, nonqualified stock options, performance awards and restricted stock covering up to 40 million shares of Supply Holdco Common Stock. The Option Plan will be substantially similar to a long-term incentive stock option plan previously adopted by Allegheny pursuant to Commission authorization.(32) Applicants request authority for Supply Holdco, at the time of the IPO, to issue options covering an aggregate of 1.25% of the equity of Supply Holdco to certain employees of Global Markets pursuant to employment agreements that were executed in conjunction with the GEM acquisition. In addition, Applicants request authority to issue the following options under the Option Plan:

                    i. at or after the IPO, options to all directors, officers and employees currently holding options to acquire Allegheny common stock, pursuant to a plan to adjust those existing options to reflect the Distribution; and

                    ii. at the IPO or from time to time after the IPO, options awarded to Supply Holdco directors, officers and employees.

          The options covering an aggregate of 1.25% of the equity of Supply Holdco to certain employees of Global Markets may be exercisable before the Distribution. All other options issued under the Option Plan will be exercisable only after the Distribution. The purpose of the Option Plan is to facilitate recruiting and retaining certain management employees, to assure equal treatment of employees assigned to Allegheny and Supply Holdco and, on an ongoing basis, to maximize the long-term success of Supply Holdco, to ensure a balanced emphasis on both current and long-term performance and to enhance Option Plan participants' identification with stockholders' interests.

          Nonqualified stock options entitle the grantee to purchase, not more than ten years after the grant, up to the number of shares of Supply Holdco Common Stock specified in the grant at a price set by a committee to be determined by the Board of Supply Holdco at the time the grant is made. Incentive stock options are intended to comply with Section 422 of the Code and may be granted only to employees. Restricted stock awards are grants of shares of Supply Holdco Common Stock held by Supply Holdco for the benefit of the grantee without payment of consideration by the grantee. Performance awards are grants of rights to receive a payment of cash and/or shares of Supply Holdco Common Stock contingent upon the extent to which certain predetermined performance targets have been met during an award period.

          (n) AMEND THE CHARTER OF MONONGAHELA POWER. In order to be able to effect the Distribution on a tax-free basis under Section 355 of the Code, Allegheny and Monongahela Power (the only Allegheny subsidiary with preferred stock outstanding) propose to amend the charter of Monongahela Power to provide that the holders of preferred stock of Monongahela Power shall vote, as a single class with the holders of common stock of Monongahela Power, on all matters on which shareholders are entitled to vote.(33)

          (o) TRANSFER LEGAL TITLE TO OVEC SHARES. As noted above, Allegheny holds legal title to 12.5% of the common stock of OVEC, although rights and obligations under the inter-company power agreement with OVEC have been assigned to AE Supply or, for the time being,

----------

(32)   Holding Company Act Release No. 26879 (May 29, 1998).

(33) A draft amendment to the Articles of Incorporation of Monongahela Power is attached hereto as Exhibit A-2.

remain with Monongahela Power. Allegheny proposes to enter into an agreement with Supply Holdco, pursuant to which Allegheny will transfer to Supply Holdco legal title to such common stock in OVEC for cash or a note in the amount of the book value thereof ($1.25 million at March 31, 2001), at such time as ownership of such common stock constitutes an investment in an EWG, for purposes of
Section 32 of the Act.

          (p) ESTABLISH A MONEY POOL FOR SUPPLY HOLDCO AND ITS SUBSIDIARIES. Applicants propose to establish and maintain the Supply Holdco Money Pool (the "Money Pool"). Applicants request authorization through December 31, 2004, for Supply Holdco and the subsidiaries of Supply Holdco (the "Borrowing Companies") to contribute their surplus funds to the Money Pool and to lend and extend credit to (and acquire promissory notes from) the Borrowing Companies through the Money Pool. The surplus funds available from day to day will be loaned to the Money Pool on a short-term basis (from 1 day to 270 days). Applicants request authority for the Borrowing Companies, through December 31, 2004, to make unsecured short-term borrowings from the Money Pool. Supply Holdco will participate in the Money Pool only insofar as it has funds available for lending through the Money Pool. Supply Service will administer the Money Pool, will act as agent for Supply Holdco and its subsidiaries, and will invest surplus funds remaining in the Money Pool after satisfaction of the borrowing needs of the Borrowing Companies. The Commission has previously authorized Allegheny to establish a money pool for the Allegheny System.(34)

                                     * * * *

          As a result of the foregoing transactions, Supply Holdco will be directly engaged in the business of generating electricity and selling it at wholesale, and will have the following subsidiary companies and holdings:

          (i) a 100% interest in Supply Service, Supply Retail, Supply Development and Global Markets II;

          (ii) interests in AGC, LLC and OVEC;

          (iii) directly or indirectly, a 100% interest in each of the following limited liability companies:

                    A.   Allegheny Energy Supply Gleason Generating Facility,
                         LLC;

                    B.   Allegheny Energy Supply Lincoln Generating Facility,
                         LLC;

                    C.   Allegheny Energy Supply Wheatland Generating Facility,
                         LLC;

                    D.   Conemaugh II;

                    E.   Energy Financing, LLC;

                    F.   Green Valley II;

                    G.   Hunlock Creek II;

                    H.   Lake Acquisition Company, LLC; and

----------

(34)   Holding Company Act Release No. 25481 (February 28, 1992).

                    I. each of the single-member limited liability companies holding generating assets described in Item 1.4(a) of this Application; and

          (iv) a 100% interest in Supply Capital.

          Supply Holdco will continue to pursue development and financing activities and, subject to Commission authorization, will form additional subsidiaries from time to time in connection with those activities.

1.5       THE IPO

          Applicants request authority to undertake the IPO in compliance with Rule 44 under the Act. Applicants anticipate that the IPO will occur, subject to favorable market and other conditions, within 90 days after receipt of the Commission authorizations requested herein. Supply Holdco intends to register with the Commission approximately 80 million new shares of Supply Holdco Common Stock, representing approximately 17.4% of its Common Stock. Proceeds from the transaction will be used by Supply Holdco for general corporate purposes, including supporting the development and construction of new generating facilities and the acquisition of existing generating facilities or development projects. Other uses include repayment of debt, supporting operations of Supply Holdco subsidiaries, and funding environmental capital expenditures. The use of proceeds to Supply Holdco subsidiaries will be undertaken by some combination of investments in the subsidiaries and loans to the subsidiaries. The offering will reduce Allegheny's ownership to approximately (but not less than) 80% of the voting stock of Supply Holdco. Until the Distribution, Allegheny will own at least 80% of the Common Stock of Supply Holdco.

1.6       MATTERS PRECEDING THE DISTRIBUTION

          After the Separation Date, the subsidiaries of Allegheny intend to restrict the services rendered to the Supply Holdco group to the services enumerated in the Transitional Services Agreement, which are a subset of the currently authorized services.(35) The terms and conditions of the Master Agreement and the Ancillary Agreements, while specific to the circumstances of Allegheny and Supply Holdco, are typical of the terms and conditions associated with corporate distributions of business units to stockholders.

          Allegheny's and AE Supply's existing and pending authority under the Orders includes authorization to incur debt, issue equity securities and enter into guarantees. The Orders also authorize AE Supply to form special purpose subsidiaries to engage in Rule 58 activities and to invest, directly or indirectly in EWGs and FUCOs. AE Supply is also authorized to organize special project entities for the purpose of facilitating the development and consummation of investments in EWGs and FUCOs. Allegheny and Supply Holdco intend to continue to conduct their currently authorized lines of business after the IPO and pending the Distribution.

          Applicants request that AE Supply's existing and pending financing authority be extended, without duplication, to Supply Holdco such that AE Supply's financing authority may be used by either AE Supply or Supply Holdco or its subsidiaries, as authorized.

----------

(35) Allegheny's subsidiaries will be authorized under Rule 87 of the Act to provide goods and services at cost to Supply Holdco and its subsidiaries in accordance with the limitations imposed by Rule 87.

          Applicants intend to implement the Distribution on a tax-free basis in accordance with the requirements of Section 355 of the Code and to seek an advance ruling from the Internal Revenue Service confirming the tax-free nature of the Distribution.

          Applicants request authorization for the Distribution to occur within 24 months following the completion of the IPO.

1.7       AUTHORITY SOUGHT WITH RESPECT TO THE DISTRIBUTION AND POST
          DISTRIBUTION

          Applicants request authority to undertake the Distribution in compliance with Rule 44. Allegheny also requests that the Distribution be treated as a dividend out of capital or unearned surplus, within the meaning of Rule 46 under the Act.

          Supply Holdco will be registered as a holding company under the Act. Allegheny and Supply Holdco intend to file for EWG status for each of the generating facilities that have been transferred to or acquired by AE Supply and which are not already EWGs. These facilities include the assets transferred to AE Supply from West Penn, Potomac Edison and Monongahela Power, as well as the facilities included in Hunlock Creek and Green Valley. In addition, Allegheny and Supply Holdco will file to have facilities that, as part of the reorganization of the Allegheny family of companies, have been de-certified as EWGs with the FERC (such as the Conemaugh Generating Station), reinstated to their EWG status. Upon filing for the EWG certifications for all of Supply Holdco's generating assets, it is proposed that Supply Holdco deregister as a holding company immediately following the Distribution.

ITEM 2.   FEES, COMMISSIONS AND EXPENSES

          Applicants anticipate that the total fees, commissions and expenses in connection with this Application, including underwriting discounts and commissions in connection with the IPO, will be approximately $80 million.

ITEM 3.   APPLICABLE STATUTORY PROVISIONS

3.1       THE IPO AND DISTRIBUTION

          The transactions proposed herein fall within Sections 6, 7, 9, 10, 11, 12(d), 12(f), 13 and 32(e) of the Act, and Rules 42, 43, 44, 45, 46, 52, 53 and
54 under the Act. To the extent activities described herein require approval pursuant to Section 9, 10 or any other Section of the Act, Applicants request such approval and demonstrate herein compliance with the established standards of the Act.

          (a)       SECTIONS 12 AND 13

          Applicants submit that the transactions described in this Application are governed by Sections 12 and 13 of the Act. The Act regulates the acquisition and retention of businesses other than integrated public utility system operations, encourages the divestiture of "other" lines of business and imposes no special conditions or requirements pertaining to the divestiture of non-public utility operations or other diversified activities. Supply Holdco will be registered as a holding company under the Act, but all of its activities will be generation activities that would be eligible to be conducted on an exempt basis as EWGs, or other permissible non-utility activities.(36)

----------

(36) Until Supply Holdco and its subsidiaries have filed for EWG certification with the FERC for each of their generating plants, unless authorization is specifically requested, Supply Holdco will only engage in those activities that are exempt from the Act or permitted by the Commission.

Specifically, all of the generating assets held by Supply Holdco's subsidiaries would be eligible to qualify as EWGs. The subsidiaries of Supply Holdco will file for EWG certification in respect of all such generating assets which are not already EWGs, and immediately after the Distribution, Supply Holdco will deregister as a holding company upon notification to the Commission, pursuant to the Commission's retained jurisdiction in this Application. The Distribution will represent a separation of Supply Holdco from Allegheny.

          Sections 12 and 13 of the Act are aimed at regulating and prohibiting transactions that are "detrimental" to subsidiaries and unduly advantageous to holding companies.(37) Allegheny seeks to facilitate the speedy and efficient effectuation of the Distribution and to avoid the Allegheny system being adversely affected by the Distribution. The authority sought herein would authorize an efficient means for Allegheny to divest exempt generating assets and other businesses that are permissible non-utility businesses. Accordingly, the Application does not impinge upon the substantive interests that underpin Sections 12 and 13 of the Act.

          To the extent that the IPO, the Distribution and the other transactions contemplated in this Application are subject to Sections 6 and 9 of the Act, Applicants request such approval and demonstrate compliance with the applicable standards of the Act, including Sections 7, 10 and 11 of the Act. To the extent that the proposed transactions are considered by the Commission to require authorization, approval or exemption under any section of the Act or provisions of the rules or regulations other than those specifically referred to in this Application, request for such authorization, approval or exemption is hereby made.

          Applicants also note, with respect to the IPO and the Distribution, that, in adopting and amending Rule 52 of the Act, the Commission preserved its authority to prevent unauthorized diversification through securities issuances, but recognized that it is no longer appropriate for the Commission to regulate the terms, conditions or "quality" of securities issuances by non-public utility subsidiaries and affirmatively relied on the disclosure requirements of securities markets to protect the interests of investors and consumers.(38)

          Applicants represent that the transactions proposed herein, taking into account anticipated changes in Allegheny's consolidated capitalization as a result of the IPO and the Distribution, will not have a detrimental effect upon the capitalization of the existing public utility company subsidiaries of Allegheny, all of which maintain a common equity component of their capitalization in excess of thirty percent. The only effect on the subsidiaries will be related to the transfer of certain employee benefit assets. However, the transfer will be an allocation of employee benefit plan assets to Supply Service in proportion to the employees of AESC engaged in the business of AE Supply that become employees of Supply Service, and therefore, such transfer will not have a detrimental effect upon the capitalization of the existing public utility company subsidiaries of Allegheny. Allegheny further represents that the Distribution will not cause the common equity component of its consolidated capitalization to fall below thirty percent. As mentioned, a principal business purpose of the Distribution is to de-couple Supply Holdco's high growth business from Allegheny's traditional business. This separation permits Allegheny to maintain a capital structure satisfying integrated public utility system requirements while, at the same time, allowing Supply Holdco to finance its significant growth.

----------

(37)   House Rep. No. 1318, 74th Cong., 1st Sess. (June 24, 1935).

(38)   Holding Company Act Release No. 26311 (June 20, 1995).

          (b)       SECTIONS 10 AND 11

          Section 10(a) of the Act provides that, if the requirements of Section 10(f) are satisfied, the Commission shall approve an acquisition of securities or utility assets, unless the Commission finds that: (1) such acquisition will tend towards interlocking relations or the concentration of control of public-utility companies, of a kind or to an extent detrimental to the public interest or the interest of investors or consumers; (2) the consideration to be paid in connection with such acquisition is not reasonable or does not bear a fair relation to the sums invested in or the earning capacity of the utility assets to be acquired or the utility assets underlying the securities to be acquired; or (3) such acquisition will unduly complicate the capital structure of the holding company system of the applicant or will be detrimental to the public interest or the interest of investors or consumers or the proper functioning of such holding company system.

          None of the Section 10(a) standards are implicated by the transactions that are the subject of this Application. The proposed transactions will effect an internal reorganization of Allegheny to segregate into the Supply Holdco group the generation activities that are eligible for exemption on an EWG basis and other permissible non-utility activities. This segregation of activities will be followed by a separation of those activities from Allegheny. This Application does not propose any acquisition of public utility assets from any third party directly or indirectly through the acquisition of securities, or any acquisition of a business not previously retained by Allegheny.

          The proposed IPO would increase the minority interest in Supply Holdco pending implementation of the Distribution. However, the minority interest is fully justifiable as a reasonable interim step in the process of separating Supply Holdco from Allegheny. Applicants believe that the IPO will benefit the stockholders of Allegheny because the IPO will create a trading market for the Supply Holdco Common Stock prior to the Distribution. This trading market will assist the Allegheny shareholders in assessing the value of the Supply Holdco shares distributed to them, and provide an orderly means for disposing of such shares if desired.

          These transactions do not result in interlocking relations or a concentration of control over public utility companies. Similarly, while these transactions involve only technical "acquisitions"(involving only transfers within the Allegheny group), as noted above all transfers of assets covered by this Application will be effected either at book value or as capital contributions. Accordingly, the reasonableness standard is fully satisfied.

          Finally, the transactions covered by this Application, reviewed as a whole, will in fact simplify Allegheny systems' capital structure, by separating the activities of Supply Holdco, and related financings, from the system. These transactions will therefore serve the public interest in the proper functioning of Allegheny.

          Section 10(c) of the Act provides that, notwithstanding the provisions of Section 10(b), the Commission shall not approve (1) an acquisition of securities or utility assets, or of any other interest, which is unlawful under the provisions of Section 8(39) or is detrimental to the carrying out of the provisions of Section 11; or (2) the acquisition of securities or utility assets of a public utility or holding company unless the Commission finds that such acquisition will serve the public interest by tending towards the economical and efficient development of an integrated public utility system.

----------

(39) Section 8 regulates the acquisition of a direct or indirect interest in an electric utility company or gas utility company serving substantially the same territory.

          Nothing in this Application implicates Section 8 of the Act. Moreover, the Application is fully consistent with the integration provisions of the Act in that it proposes a divestiture of the operations of Supply Holdco that are eligible to be conducted under an exemption from the Act or that are otherwise permissible non-utility activities, and that are growing increasingly distinct from the remainder of the Allegheny public utility operations.

          Applicants submit that by permitting Allegheny to better focus, post-Distribution, on its regulated utility business, the transactions will promote the economical and efficient development of Allegheny's public utility operations.

          Section 10(f) of the Act provides that the Commission shall not approve any acquisition under Section 10 unless it appears to the satisfaction of the Commission that applicable state laws have been complied with, except where the Commission finds that compliance with such state laws would be detrimental to the carrying out of the provisions of Section 11. Applicants represent that all applicable state laws have been complied with in connection with the transactions covered by this Application.

          Section 11(a) of the Act provides that it is the Commission's duty to examine the corporate structure of every registered holding company and subsidiary company thereof, the relationships among the companies in the holding company system of every such company and the character of the interests thereof and the properties owned or controlled thereby to determine the extent to which the corporate structure of such holding company system and the companies therein may be simplified, unnecessary complexities therein eliminated, voting power fairly and equitably distributed among the holders of securities thereof, and the properties and businesses thereof be confined to those necessary or appropriate to the operations of an integrated public utility system.

          Allegheny's proposed divestiture of Supply Holdco in order to enhance Allegheny's focus on the operations of its public utility business is fully consistent with -- and indeed promotes -- the economy of operations and management required of an integrated electric utility system under the Act.

          (c)       SECTIONS 12(A) AND 12(F)

          In several of the Ancillary Agreements, Supply Holdco agrees to indemnify Allegheny and its subsidiaries against liabilities arising from Supply Holdco's operations or activities after the Separation Date. Applicants contend that none of the indemnification provisions of the Ancillary Agreements is an "extension of credit or indemnity" within the meaning of the Act, and that the indemnification provisions are consistent with the standards of the Act, including Section 12(a) of the Act.(40) Section 12(a) prohibits a registered holding company from, directly or indirectly, borrowing or receiving any "extension of credit or indemnity" from any public utility company in the same holding company system or from any subsidiary company of such holding company. An indemnification agreement incidental to a lawful transaction between affiliates would be subject to such conditions as the Commission might prescribe in the public interest

----------

(40)   The term "indemnity" has two general meanings: (1) giving security and
       (2) satisfying a claim. (SEE "Indemnity", (31 Corpus Juris 417 (1923)). SEE also "Indemnify" (31 Corpus Juris 416 (1923) ("The word appears to be used in two general senses: first in the sense of giving security; and, second, in the sense of compensating for actual damage.") Applicants submit that the single sentence prohibition of Section 12(a) prohibits an "indemnity" in the sense of security for a borrowing or an "extension of credit," and does not address payment of a bona fide damage claim.

pursuant to Section 12(f)(41) of the Act. Applicants submit that when a party contractually agrees to bear responsibility for a portion of a transaction, the resulting indemnification for claims does not constitute an extension of credit and is not therefore an "indemnity" agreement within the meaning of Section 12(a) of the Act. Section 12(a) absolutely prohibits a registered holding company from borrowing money or receiving an extension of credit or indemnity from a public utility in the same system or from a subsidiary of the holding company. Section 12(a) seeks to protect money raised on the credit of an operating company in order to prevent the "milking" of the operating company. Applicants submit that Section 12(a) does not apply to the proposed indemnities because, in substance, the indemnities do not constitute the type of indemnity prohibited by Section 12(a).

          Neither Allegheny nor Supply Holdco are receiving an "extension of credit" or borrowing money raised on the credit of an operating subsidiary. Each will merely receive reimbursement of any money paid by it to third parties from claims caused by the other. The indemnity provisions are typical of transactions involving the separation or distribution of business units. The effect of the indemnification of Allegheny is to assure that, as the separation of Supply Holdco is effectuated, that Supply Holdco continues to be responsible for the costs incurred by its operations, just as would be the case if Supply Holdco continued as a subsidiary of Allegheny.

          With respect to the construction of Section 12(a), the Commission has recognized that the creation of bona fide reciprocal obligations does not give rise to the extensions of credit or indemnity that the Act was intended to prohibit.(42) In similar situations, the Commission has considered the substance of a transaction over its form.(43) In MISSISSIPPI VALLEY GENERATING COMPANY,(44) the Commission recognized that, even though the registered holding companies were the lead parties in the proposed transactions and the public utilities were providing financial support, effectively in a form of an indemnity, for the undertaking, in reality the public utilities were obligating themselves to external parties, and the substance of the transaction therefore did not violate Section 12(a):(45)

                    It is proper under the Act for construction projects and operations to be planned and carried forward on a basis meeting the purposes of the system as a whole, and for the holding company to make contracts in furtherance of such coordinated operations with the intent that the operating aspects of such contracts shall be carried out by the system operating companies. The creation of the attendant reciprocal benefits and undertakings involved in such arrangements

----------

(41) Section 12(f) provides, in part, that it shall be unlawful for any registered holding company or subsidiary company thereof to negotiate, enter into, or take any step in the performance of any transaction not otherwise unlawful under the Act, with any company in the same holding company system or with any affiliate of a company in such holding company system in contravention of such rules, regulations or orders regarding such matters as the Commission deems necessary or appropriate in the public interest or for the protection of investors or consumers.

(42) MISSISSIPPI VALLEY GENERATING CO. V. UNITED STATES, 175 F. Supp. 505, 520-21 (Ct. Claims 1959), affirming Mississippi Valley Generating Company, Holding Company Act Release No. 12794 (1955).

(43) In THE SOUTHERN COMPANY, Holding Company Act Release No. 27303 (December 15, 2000), the Commission recently approved a similar claims indemnification agreement that was incidental to the separation of a public utility holding company from its exempt lines of business.

(44)   Holding Company Act Release No. 12794 (1955).

(45) Holding Company Act Release No. 12794 (1955) (text accompanying footnotes 68-69, footnotes omitted).

                    does not in our view automatically result in an indemnity of the holding company within the meaning of Section 12(a).

          Furthermore, none of the purposes identified by the legislative history of the Act generally, or in Section 12 of the Act in particular, would be served by prohibiting Allegheny and Supply Holdco from establishing clear contractual responsibilities for their undertakings and for claims arising from those undertakings. Section 12(a) was implemented to prohibit "upstream loans" - loans from an operating utility to its registered holding company. It was enacted to stop "the further milking of operating companies in the interest of controlling holding-company groups."(46) The indemnity by Supply Holdco is not an "upstream loan" as conceived by the legislative history, and therefore not the type of transaction that Section 12(a) was designed to prevent. The present Application is not a case of the holding company obtaining any type of financing from a public utility operating company or sub-holding company. None of the purposes of the Act would be served by construing the prohibition of extensions of credit by subsidiaries of a registered holding company in favor of the holding company to prohibit Supply Holdco from indemnifying Allegheny for claims arising from activities for which Supply Holdco has accepted responsibility.

          (d)       RULE 54

          Rule 53 limits the use of proceeds from the issuance of any securities (including any guarantees) by a registered holding company to finance investments in any EWG, as defined in Section 32 of the Act. Rule 54 provides that, in determining whether to approve any transaction that does not relate to an EWG or FUCO, as defined in Section 33, the Commission shall not consider the effect of the capitalization or earnings of any subsidiary that is an EWG or FUCO upon the registered holding company system if paragraphs (a), (b) and (c) of Rule 53 are satisfied.

          Allegheny is in compliance with all requirements of Rule 53(a). With reference to Rule 53(a)(1), Allegheny's "aggregate investment" (as defined in Rule 53(a)(1)(i)) in all EWGs and FUCOs at March 31, 2001 was approximately $462 million, or about 49% of Allegheny's "consolidated retained earnings" (as defined in Rule 53(a)(1)(ii)) of $929 million for the four quarters ended March 31, 2001. With reference to Rule 53(a)(2), Allegheny maintains books and records in conformity with, and otherwise adheres to, the requirements thereof. With reference to Rule 53(a)(3), no more than 2% of the employees of Allegheny's public utility companies render services, at any one time, directly or indirectly, to EWGs or FUCOs in which Allegheny directly or indirectly holds an interest. With reference to Rule 53(b), none of the circumstances enumerated in subparagraphs (1), (2) and (3) thereunder have occurred or are continuing. Because Rule 53(a) and Rule 53(b) are satisfied, Rule 53(c) does not need to be addressed.

          As discussed above in Item 1.3(a), Allegheny has applied for Commission authority to increase its "aggregate investment" in EWGs and FUCOs. If the Applicants' request to permit Allegheny to increase its "aggregate investment" in EWGs and FUCOs is granted, the conditions of Rule 53(a)(1) will no longer pertain.

          (e)       SECTION 12(D) AND RULE 44

          Section 12(d) prohibits the sale by a registered holding company of any security which it owns of any public utility company, or any utility assets, in contravention of the rules, regulations and orders of the Commission. Rule 44(a) provides that no registered holding company shall, directly or indirectly, sell to any person any security which it owns of any public utility company,

----------

(46) 74th Congressional Committee Interstate Commerce, Hearings on S. 1725, at 59 (April 26-29, 1935).

or any utility assets, except pursuant to an effective declaration and Commission order. Applicants therefore seek the authorization of the Commission for the IPO and the Distribution for the reasons enumerated above in Items 3.1(a), 3.1(b) and 3.1(c).

3.2       SPECIFIC PARTS OF THE PROPOSED TRANSACTIONS

          (a) FORM SUPPLY HOLDCO AND EFFECT RELATED CORPORATE REORGANIZATION TRANSACTIONS

           Allegheny proposes to form Supply Holdco as a new wholly-owned Maryland corporation subsidiary for the purpose of holding all membership interests in AE Supply. Supply Holdco will be the corporation whose common stock is offered in the IPO. AE Supply will merge into Supply Holdco, with Supply Holdco as the surviving entity (the "Supply Holdco Merger"). As a result of the Supply Holdco Merger, Allegheny and Merrill Lynch will exchange each of their membership interests in AE Supply for approximately 375 million shares of common stock of Supply Holdco, which will constitute all of the outstanding shares. Supply Holdco will thereupon form single-member Delaware limited liability companies and transfer all of the generating assets acquired and directly held by it as a result of the merger into single-member Delaware limited liability companies (the "Supply Holdco Reorganization"). Upon completion of such transfers, most of Supply Holdco's assets will consist of membership interests or shareholdings in its various subsidiaries, all of which will be directly held by Supply Holdco.

          Applicants consider Sections 6, 7, 9, 10, 11, 12 and 13 of the Act and Rules 43, 53 and 54 under the Act to be applicable to the Supply Holdco Merger and the Supply Holdco Reorganization.

          In the Supply Holdco Merger, Allegheny and Merrill Lynch will exchange each of their membership interests in AE Supply for Supply Holdco Common Stock. The issuance of Common Stock by Supply Holdco in the Supply Holdco Merger is governed by Sections 6 and 7 of the Act. Section 6(a) prohibits a registered holding company or subsidiary company directly or indirectly from issuing or selling any security of such company, except in accordance with a declaration effective under Section 7(47) and order permitting such declaration to become effective. Section 7(c)(1) of the Act provides that the Commission shall not permit a declaration regarding the issuance or sale of common stock unless it finds that the common stock has a par value and is without preference as to dividends or distribution over, and having at least equal voting rights with any outstanding security of the declarant. The Common Stock meets these requirements.(48) Section 7(d) provides that if the requirements of Sections 7(c) and 7(g)(49) are satisfied, the Commission shall permit a declaration regarding the issuance or sale of a security to become effective unless it makes certain negative findings. Section 7(d) provides that the Commission shall not permit such a declaration to become effective if it finds that (1) the security is not reasonably adapted to the security structure of the declarant and other companies in the same holding company system; (2) the security is not reasonably adapted to the earning power of the declarant; (3) financing by the issuance and sale of the particular security is not necessary or

----------

(47) Section 7(a) provides that a registered holding company or subsidiary company thereof may file a declaration with the Commission regarding any of the acts enumerated in Section 6(a).

(48)   SEE note 18, SUPRA.

(49) Section 7(g) provides that if a state commission or state securities commission that has jurisdiction over any of the acts set forth in
       Section 6(a) informs the Commission that applicable state laws to the act in question have not been complied with, the Commission shall not permit a declaration regarding the act in question to become effective.

appropriate to the economical and efficient operation of a business in which the applicant is lawfully engaged or has an interest; (4) the fees, commissions or other remuneration paid in connection with the issuance and sale of the security are not reasonable; and (5) that the terms and conditions of the issuance or sale of the security are detrimental to the public interest or the interest of investors or consumers. Applicants submit that none of the negative findings set forth in Section 7(d) may be made with respect to the Supply Holdco Merger. The purpose of the Supply Holdco Merger is to change the organizational form of AE Supply from a Delaware limited liability company to a Maryland corporation. This change will be effected so that Supply Holdco will have the typical organizational form of a public company in the proposed IPO. Following the Supply Holdco Merger, Supply Holdco will remain a subsidiary of Allegheny and will effectively be the same entity as AE Supply, except that its organizational form and jurisdiction of organization will have changed.

          In addition, Rule 43(a) under the Act prohibits a registered holding company or subsidiary thereof from, directly or indirectly, selling to any company in the same holding company system or to any affiliate of a company in such holding company system any securities or utility assets or any other interest in any business, except pursuant to an effective declaration and Commission order.(50)

          The Supply Holdco Merger involves an acquisition of the membership interests of AE Supply by Supply Holdco. Section 9(a)(1) of the Act provides that unless an acquisition has been approved by the Commission under Section 10, it shall be unlawful for any registered holding company or any subsidiary company thereof "to acquire, directly or indirectly, any securities or utility assets or any other interest in any business". The statutory standards to be considered by the Commission in evaluating the acquisition under Section 9(a) are set forth in Sections 10(b), 10(c) and 10(f) of the Act.(51)

          Applicants believe that the Supply Holdco Merger and the Supply Holdco Reorganization satisfy the standards of Sections 10 and 11 of the Act for the reasons set forth in Item 3.1(b) of the Application, above. As stated above, the purpose of the Supply Holdco Merger is to change the organizational form of AE Supply from a Delaware limited liability company to a Maryland corporation. Because the Supply Holdco Merger effects only the change of AE Supply's organizational form and jurisdiction of organization, Applicants believe that the merger will not be detrimental to the proper functioning of the Allegheny holding company system. Nor will the Supply Holdco Merger result in the existence of any company in the holding company system that would unduly or unnecessarily complicate the structure, or unfairly or inequitably distribute voting power among stockholders of Supply Holdco. After the Supply Holdco Merger, the division of voting power in Supply Holdco will be the same as that in AE Supply prior to the Supply Holdco Merger. Applicants thus submit that, as a necessary step in the separation of the Supply Holdco business from the Allegheny system, the Supply Holdco Merger is consistent with the Act.

          The purpose of the Supply Holdco Reorganization is to reorganize Supply Holdco so that most of its assets will consist of membership interests or shareholdings in its various subsidiaries. The Supply Holdco Reorganization will comply with all applicable state laws. Following the

----------

(50) Rule 43(b) provides that Rule 43(a) does not apply to any sale of securities or utility assets or any other interest in any business in an aggregate amount of up to $5,000,000 during any calendar year if the acquisition of such securities, assets or other interest does not require prior Commission approval.

(51)   These standards are described in Item 3.1(b) of this Application.

reorganization, the assets of AE Supply will remain wholly-owned by subsidiaries of Supply Holdco. Applicants submit that the Supply Holdco Reorganization affects public utility companies only insofar as some subsidiaries of Supply Holdco will be public utility companies under the Act, but not as to state regulation, for the period prior to the Distribution and the Applicants' filing for EWG status with the FERC for each of the generating plants held by Supply Holdco's subsidiaries immediately thereafter. Although the Supply Holdco Reorganization will create a sub-registered holding company within the Allegheny system, this sub-registered holding company will exist only until the Distribution is implemented. Applicants submit that the creation of the sub-registered holding company is a reasonable interim step in the process of separating Supply Holdco from Allegheny, and that the reorganization thus will not (i) unduly complicate the capital structure of Allegheny; (ii) tend toward interlocking relations; (iii) result in the existence of any company in the Allegheny system that would unduly or unnecessarily complicate its structure; or
(iv) be detrimental to the proper functioning of the Allegheny company system. Rather, the reorganization is a step in the process of simplifying and enhancing the functioning of the Allegheny system, and therefore is consistent with the Act.

          (b)       TRANSFER AND REORGANIZE HUNLOCK CREEK AND GREEN VALLEY

          Allegheny proposes to transfer its membership interests in Hunlock Creek to Supply Holdco. Through a joint venture with UGI, Corp., Hunlock Creek indirectly owns 46 MW of the generating capacity of the Hunlock Creek Generating Station near Wilkes-Barre, Pennsylvania. This transfer will be made as a capital contribution in the amount of the book value of approximately $21 million. For tax efficiency, Supply Holdco then proposes to form Hunlock Creek II, a new single-member Delaware limited liability company, into which Hunlock Creek will be merged pursuant to Sections 9(a) and 10 of the Act.

          Allegheny also proposes to transfer its membership interests in Green Valley to Supply Holdco. Green Valley owns approximately 5 MW of hydroelectric generating capacity in Virginia. This transfer will be made as a capital contribution in the amount of the book value of approximately $2 million. For tax efficiency, Supply Holdco then proposes to form Green Valley II, a new single-member Virginia limited liability company, into which Green Valley will be merged pursuant to Sections 9(a) and 10 of the Act.

          The proposed transfers of Allegheny's membership interests in Hunlock Creek and Green Valley to Supply Holdco (the "Hunlock Creek and Green Valley Transfers") and subsequent reorganization of Hunlock Creek and Green Valley (the "Hunlock Creek and Green Valley Reorganizations") raise the same issues, and therefore are addressed together in this section. Applicants consider Sections 6, 7, 9, 10, 11, 12 and 13 of the Act and Rules 45, 53 and 54 under the Act to be applicable to the Hunlock Creek and Green Valley transactions.

          The purpose of the Hunlock Creek and Green Valley Transfers is to aggregate the wholesale generation business of Allegheny in or under Supply Holdco. The purpose of the Hunlock Creek and Green Valley Reorganizations is to facilitate the tax efficiency of each of Hunlock Creek and Green Valley within the Supply Holdco tax group.

          The acquisition by Supply Holdco of the membership interests in Hunlock Creek and Green Valley are subject to Commission authorization pursuant to Section 9(a)(1). In addition, Rule 45(a) provides that a registered holding company or subsidiary company shall not, directly or indirectly, among other things, make any donation or capital contribution to, any company in the same holding company system, except pursuant to an effective declaration and Commission order.

           Applicants submit that the Hunlock Creek and Green Valley Transfers satisfy the standards of Section 10 and 11 of the Act for the reasons set forth in Item 3.1(b) of this Application, above. Applicants submit that the Hunlock Creek and Green Valley Transfers will not result in interlocking relations or a concentration of control over public utility companies. These transfers will effect an internal reorganization of Allegheny to segregate in the Supply Holdco group activities that are eligible to be conducted on an exempt basis as EWGs. This segregation will be followed by the separation of these activities from Allegheny in the Distribution. The Hunlock Creek and Green Valley Transfers will not result in the existence of any company in the Allegheny system that would unduly or unnecessarily complicate the structure of the Allegheny system or be detrimental to its proper functioning. Rather, these transfers will simplify the Allegheny system because they are part of the process of segregating the wholesale generation business of Allegheny into Supply Holdco. Further, the Hunlock Creek and Green Valley Transfers will be effected at book value and thus will be consistent with treatment under the Act. Applicants thus submit that the Hunlock Creek and Green Valley Transfers are consistent with treatment under the Act.

          The purpose of the Hunlock Creek and Green Valley Reorganizations is to facilitate the tax efficiency of each of Hunlock Creek and Green Valley within the Supply Holdco tax group. The Hunlock Creek and Green Valley Reorganizations involve a technical issuance of membership interests in Hunlock Creek II and Green Valley II because Supply Holdco's membership interests in Hunlock Creek and Green Valley will be exchanged for membership interests in these new limited liability company subsidiaries. The issuance of membership interests by Hunlock Creek II and Green Valley II is subject to Commission authorization pursuant to Sections 6 and 7 of the Act. Section 7(c)(1) of the Act provides that the Commission shall not permit a declaration regarding the issuance or sale of a security unless it finds that the security has specified characteristics. The only type of equity security addressed in Section 7(c)(1) is common stock. The section provides that the common stock must have a par value and be without preference as to dividends or distribution over, and have at least equal voting rights with, any outstanding security of the declarant. Applicants submit that membership interests in single-member limited liability companies such as Hunlock Creek II and Green Valley II satisfy analogous requirements for limited liability company membership interests and are consistent with the Act.

          Pursuant to Section 7(d) of the Act, if the requirements of Sections 7(c) and 7(g)(52) are satisfied, the Commission shall permit a declaration regarding the issue or sale of a security to become effective unless it makes certain negative findings.(53) Applicants submit that none of the negative findings specified in Section 7(d) may be made with respect to the Hunlock Creek and Green Valley Reorganizations because these reorganizations will effect only technical issuances of securities for tax efficiency purposes.

          In addition, the Hunlock Creek and Green Valley Reorganizations involve an acquisition of the membership interests in Hunlock Creek by Hunlock Creek II and of the membership interests in Green Valley by Green Valley II. These acquisitions of membership interests are subject to Commission authorization pursuant to Section 9(a)(1). Applicants believe that the Hunlock Creek and Green Valley Reorganizations satisfy the standards of Sections 10 and 11 of the Act for the reasons set forth in Item 3.1(b) of this Application, above. After these reorganizations, Hunlock Creek II and Green Valley II will be wholly-owned subsidiaries of Supply Holdco. The reorganizations thus will not result in the existence of any company in the

----------

(52)   SEE note 49, SUPRA.

(53)   SEE Item 3.2(a) above.

holding company system that would unduly or unnecessarily complicate the structure of Allegheny. Because the purpose of the Hunlock Creek and Green Valley Reorganizations is to facilitate the tax efficiency of Hunlock Creek and Green Valley within the Supply Holdco group, Applicants submit that the reorganizations are consistent with the Act.

          The Hunlock Creek and Green Valley Transfers and Reorganizations will comply with all applicable state laws. The Applicants' statement pursuant to Rule 54 is set forth in Item 3.1(c) of this Application.

          (c)       REORGANIZE CONEMAUGH

          Supply Holdco proposes to form Conemaugh II, a new single-member Delaware limited liability company, into which Conemaugh will be merged pursuant to Sections 9(a) and 10 of the Act (the "Conemaugh Reorganization"). The purpose of the Conemaugh Reorganization is to enhance the tax treatment of Conemaugh to Supply Holdco.

          The Conemaugh Reorganization will facilitate the tax efficiency of Conemaugh within the Supply Holdco tax group. The Conemaugh Reorganization involves a technical issuance of membership interests in Conemaugh II because Supply Holdco's membership interests in Conemaugh will be exchanged for membership interests in Conemaugh II. The issuance of membership interests by Conemaugh II is subject to Commission authorization pursuant to Sections 6 and 7 of the Act. With respect to Section 7(c)(1) of the Act, as discussed with respect to Hunlock Creek II and Green Valley II in Item 3.2(b) above, Applicants submit that the issuance of membership interests in Conemaugh II is consistent with the Act. Applicants further submit that none of the negative findings specified in Section 7(d) may be made with respect to the Conemaugh Reorganization because the reorganization will effect only a technical issuance of securities for tax efficiency purposes.

          In addition, the Conemaugh Reorganization involves an acquisition of the membership interests in Conemaugh by Conemaugh II that is subject to Commission authorization pursuant to Section 9(a)(1) of the Act. Applicants believe that the Conemaugh Reorganization satisfies the standards of Sections 10 and 11 of the Act for the reasons set forth in Item 3.1(b) of this Application, above. After the reorganization, Conemaugh II will remain a wholly-owned subsidiary of Supply Holdco. The reorganizations will have no effect on the organizational structure of the Supply Holdco group. The reorganization thus will not result in the existence of any company in the holding company system that would unduly or unnecessarily complicate the structure of Allegheny. Because the purpose of the Conemaugh Reorganization is to facilitate the tax efficiency of Conemaugh within the Supply Holdco group, Applicants submit that the reorganization is consistent with the Act. The Conemaugh Reorganization will comply with all applicable state laws.

          (d)       REORGANIZE GLOBAL MARKETS

          In the Global Markets Reorganization, Supply Holdco proposes to form Global Markets II as a non-Rule 58 single-member Delaware limited liability company subsidiary into which Global Markets will be merged pursuant to Sections 9(a) and 10 of the Act. The surviving limited liability company will continue to conduct business under the Allegheny Energy Global Markets name, but as a result of the Global Markets Reorganization, will no longer be a Rule 58 company. Applicants request authority for Global Markets to use the financing authority of AE Supply and Supply Holdco after the Global Markets Reorganization.

          The purpose of the Global Markets Reorganization is to combine Global Markets with a new entity that is not conducting business in reliance upon Rule 58 so that Global Markets will cease to be a Rule 58 company.

          The Global Markets Reorganization will have no effect on Global Markets, other than to make Global Markets a non-Rule 58 company. The Global Markets Reorganization involves a technical issuance of membership interests in Global Markets II because Supply Holdco's membership interests in Global Markets will be exchanged for membership interests in Global Markets II. The issuance of membership interests by Global Markets II is subject to Commission authorization pursuant to Sections 6 and 7 of the Act. With respect to Section 7(c)(1) of the Act, as discussed with respect to Hunlock Creek II and Green Valley II in Item 3.2(b) above, Applicants submit that the issuance of membership interests in Global Markets II is consistent with the Act. Applicants submit that none of the negative findings specified in Section 7(d) may be made with respect to the Global Markets Reorganization because the reorganization will effect only a technical issuance of securities in merging Global Markets into Global Markets II, so that Global Markets will cease to be a Rule 58 company.

          In addition, the Global Markets Reorganization involves an acquisition of the membership interests in Global Markets by Global Markets II that is subject to Commission authorization pursuant to Section 9(a)(1) of the Act. Applicants believe that the Global Markets Reorganization satisfies the standards of Sections 10 and 11 of the Act for the reasons set forth in Item 3.1(b) of this Application, above. The only effect of the Global Markets Reorganization will be that Global Markets will no longer be a Rule 58 company. The reorganization will have no effect on the organizational structure of the Supply Holdco group. As a result, the Global Markets Reorganization will not complicate the capital structure of, or be detrimental to the proper functioning of, the holding company system. The Global Markets Reorganization will comply with all applicable state laws.

          (e)       REORGANIZE AGC

          In the AGC Reorganization, Supply Holdco proposes formation of AGC, LLC, a Virginia limited liability company subsidiary, into which its interest in AGC will be merged pursuant to Sections 9(a) and 10 of the Act. The purpose of the AGC Reorganization is to effect a "liquidation" of AGC for tax purposes, which may enhance the tax treatment to Allegheny of the Distribution, while maintaining AGC, LLC as a separate legal entity.

          The AGC Reorganization involves a technical issuance of membership interests in AGC, LLC because Supply Holdco's interest in AGC will be exchanged for membership interests in AGC, LLC. The issuance of membership interests by AGC, LLC is subject to Commission authorization pursuant to Sections 6 and 7 of the Act. With respect to Section 7(c)(1) of the Act, as discussed with respect to Hunlock Creek II and Green Valley II in Item 3.2(b) above, Applicants submit that the issuance of the membership interests in AGC, LLC is consistent with the Act. Applicants submit that none of the negative findings specified in Section 7(d) may be made with respect to the AGC Reorganization because the reorganization will effect only a technical issuance of securities upon the merger of Supply Holdco's interest in AGC into AGC, LLC.

          In addition, the AGC Reorganization involves an acquisition of Supply Holdco's interest in AGC by AGC, LLC that is subject to Commission authorization pursuant to Section 9(a)(1) of the Act. Applicants believe that the AGC Reorganization satisfies the standards of Section 10 and 11 of the Act for the reasons set forth in Item 3.1(b) of this Application, above. The reorganization will not result in the existence of any company in the holding company system that would unduly or unnecessarily complicate the structure of Allegheny, and will not be detrimental to the proper functioning of the holding company system. Because the purpose of the AGC Reorganization is to effect a "liquidation" of AGC for tax purposes, which may enhance the tax treatment to Allegheny of the Distribution, Applicants submit that the reorganization is consistent with the Act. The AGC Reorganization will comply with all applicable state laws.

          (f)       TRANSFER OF RELATED PROPERTY, RIGHTS AND INTERESTS

          Applicants propose that West Penn, Monongahela Power and Potomac Edison assign to Supply Service their interests in various leased vehicles, most of which are located at power stations. AESC proposes to assign to Supply Service its interests in various leased computer equipment and copiers. All of such equipment is currently used in connection with the generation business of one or more Allegheny subsidiaries. AESC will also assign its purchase contract for an aircraft in exchange for a note in the amount of the book value of $700,000.

          Applicants consider Section 12(f) of the Act to be applicable to proposed transfers of related property, rights and interests. Section 12(f) grants the Commission plenary jurisdiction over affiliate transactions. The leased equipment is currently used in, and is necessary to, the operation of the generation business of one or more Allegheny subsidiaries. The aircraft that is the subject of the aircraft purchase contract will be used in connection with Supply Holdco's business.

          (g)       ADOPT SUPPLY HOLDCO STOCKHOLDERS RIGHTS PLAN

          Applicants propose that Supply Holdco adopt and implement a Rights Plan. The Board of Supply Holdco will declare a dividend of one Right for each outstanding share of Supply Holdco Common Stock, payable to all stockholders of record on a Record Time to be established by the Board after receipt of the Commission's authorization herein requested and after final Board action to approve the Stock Rights Plan and declare the dividend. The Rights will be created by and issued pursuant to the Rights Agreement, between Supply Holdco and a rights agent selected in connection with the implementation of the Rights Plan. The Rights Plan will be substantially similar to the shareholder rights plan previously adopted by Allegheny pursuant to Commission authorization.(54) Allegheny anticipates that the Rights Plan will be implemented prior to the IPO.

          Applicants consider Sections 6, 7, 9, 10 and 12 of the Act and Rules 42 and 46 under the Act to be applicable to the proposed dividend distribution of the Rights, and any subsequent exercise or redemption of the Rights.

          (h)       DESCRIPTION OF THE RIGHTS PLAN

          As stated in Item 3.2(m) below, Applicants propose to register Supply Holdco as a public utility holding company under the Act and, subsequent to the Distribution, to deregister Supply Holdco under the Act upon filing for EWG certification with the FERC for each of the generating plants or interests therein held by Supply Holdco's subsidiaries. While Supply Holdco is registered under the Act, acquisitions of more than 5% of its Common Stock, a merger or consolidation of Supply Holdco and certain other transactions (such as sales of assets as part of any takeover attempt) would require Commission approval. However, upon the deregistration of Supply Holdco under the Act, such acquisitions would no longer require Commission approval.

----------

(54)   SEE note 30, SUPRA.

          Stockholder rights plans have become a widely accepted means to maximize stockholder value. Such plans encourage potential acquirers to negotiate with boards of directors. A stockholder rights plan may enhance the probability that a competing offer will emerge. As of October 1999, over 1,060 public companies had adopted rights plans, including about 420 of the Fortune 500 companies and an increasing number of publicly-traded utility companies.(55) In addition, to date, the Commission has authorized numerous registered holding companies to adopt rights plans, including Allegheny.(56)

          Applicants believe that the proposed Rights Agreement is appropriate and necessary to preserve, in the event of an attempted takeover, Supply Holdco's value for its stockholders. In this regard, the Rights Agreement is designed to deter attempts to acquire Supply Holdco in a manner or on terms which the Board of Supply Holdco determines are not in the best interests of all stockholders.

          The Rights Agreement attempts to achieve this goal by confronting a potential acquiror of more than 15% of Supply Holdco's outstanding Common Stock with the possibility that Supply Holdco's stockholders, by exercising their rights, will be able to increase substantially such acquiror's cost of acquiring Supply Holdco.

          The Rights Plan may in certain circumstances permit the Board of Supply Holdco to thwart an inadequate offer. The Rights Plan would also provide the Board a role in discouraging implicitly coercive takeover tactics and would enable the Board to provide stockholders adequate time to properly assess a takeover bid without undue pressure.

          For all of these reasons, the Applicants believe that the Rights Plan, including the adoption of the Rights Agreement and the distribution of the Rights to Supply Holdco's stockholders, would provide appropriate protections for stockholders from the takeover abuses discussed above.

                    i.        Description of the Rights

          1. Exercise Price. The Rights created under the proposed Rights Agreement would entitle the holders to one share of Common Stock at a price to be determined by Supply Holdco's Board and specified in the Rights Agreement (the "Exercise Price"), subject to adjustment. Initially, the Rights would not be exercisable and would trade with the outstanding shares of Common Stock. Upon the occurrence of the triggering events described below, the Rights would become exercisable and certificates (the "Rights Certificates") representing the Rights would be distributed and would trade independently of such outstanding shares. However, the Rights would not entitle the holders thereof to make a discounted purchase of shares of Supply Holdco's Common Stock or of the common stock of the person acquiring Supply Holdco until the occurrence of one of the events or transactions described below under "Flip-in" and "Flip-over".

----------

(55) Virginia K. Rosenbaum, Corporate Takeover Defenses: 2000 (Investor Responsibility Research Center Inc., 1999) 1905-15.

(56) The Commission authorized Allegheny to adopt a stock rights plan in Holding Company Act Release No. 27052 (July 23, 1999). For examples of other registered holding companies that have been authorized to adopt stock rights plans, see Holding Company Act Release Nos. 27413, 27245, 27013, 26965, 26961, 26937, 26861, 26797 and 26751 (dated June 5, 2001,
       October 6, 2000, April 30, 1999, January 15, 1999, December 29, 1998,
       November 4, 1998, April 22, 1998, December 19, 1997 and August 1, 1997).

          2. Triggering Events. The Rights would become exercisable (i.e., Common Stock could be purchased at the Exercise Price pursuant to the Rights) upon the earlier to occur of (i) the first date, or such later date as the Board may from time to time fix, of public announcement by Supply Holdco that any person or group (an "Acquiring Person") has acquired beneficial ownership of 15% or more of Supply Holdco's outstanding Common Stock (the "Flip-in Date") and
(ii) 10 business days (unless extended by the Board) after any person or group has commenced a tender or exchange offer which would, upon its consummation, result in such person or group becoming an Acquiring Person (the "Flip-over Trigger").

          3. Flip-in. Upon the occurrence of a Flip-in Date, the holders of the Rights (other than an Acquiring Person and certain transferees thereof, whose Rights will become void) would immediately have the right to receive, for each Right exercised, depending upon the circumstances, either Common Stock having a market value equal to two times or one times the Exercise Price then in effect.

          4. Flip-over. In the event that, on or after the Flip-in Date, (i) Supply Holdco is acquired by another person or entity not controlled by Supply Holdco (an "Acquiror") in a merger or other business combination transaction in which the Common Stock is exchanged for securities or other property and, in the case of a merger or other business combination, the Acquiring Person will receive different treatment than all other holders of Common Stock, or (ii) 50% or more of Supply Holdco's consolidated assets or earnings power is sold or transferred to an Acquiror, each holder of a Right (except Rights which previously have been voided as set forth above) will thereafter be entitled to receive, for each Right exercised, common stock of the Acquiror having a market value equal to two times the Exercise Price then in effect.

          5. Redemption of Rights. The Rights may be redeemed, as a whole, at the discretion of the Board at a redemption price of $0.01 per Right, subject to adjustment, which Redemption Price shall be paid, at Supply Holdco's option, in cash, shares of Common Stock or other equivalent Supply Holdco securities, at any time prior to the close of business on the date that any person has become an Acquiring Person. The Rights will expire at the close of business ten years from the date of the Rights Agreement, unless earlier redeemed or exchanged by Supply Holdco as described below.

          6. Exchange of Shares for Rights. At any time after a Flip-in Date and prior to the time that any person (other than Supply Holdco and certain related entities), together with its affiliates and associates, becomes the beneficial owner of 50% or more of the outstanding shares of Common Stock, the Board may direct the exchange of shares of Common Stock for all of the Rights (other than Rights which have become void) at the exchange ratio of one share of Common Stock per Right, subject to adjustment.

          7. Adjustment to Exercise Price. The Exercise Price payable, and the number of shares of Common Stock (or other securities, as the case may be) issuable upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision or combination of, the Common Stock, or (ii) upon the distribution to holders of the Common Stock of securities or assets (excluding regular periodic cash dividends) whether by dividend, reclassification, recapitalization or otherwise.

          8. Amendments. The terms of the Rights may be amended by the Board (i) prior to the Flip-in Date in any manner and (ii) on or after the Flip-in Date to cure any ambiguity, to correct or supplement any provision of the Rights Agreement which may be defective or inconsistent with any other provisions, or in any manner not adversely affecting the interest of the holders of the Rights generally.

          In summary, Applicants seek authorization to implement the Rights Plan and the Rights Agreement, including, among other actions permitted by the Rights Agreement, the following transactions:

          o  the dividend distribution of the Rights;

          o the making of adjustments to the Exercise Price, and the issuance and sale of Common Stock, or the transfer of other assets, upon exercise of the Rights;

          o the redemption of Rights, and the issuance of Common Stock in exchange for Rights; and

          o  the amendment of the Rights Agreement as permitted by its terms.

                    ii.       Statutory Analysis

          While the Rights will be technically a dividend on the Common Stock of Supply Holdco for corporate law purposes, in and of themselves the Rights will have no economic value and, therefore, will not be a "dividend" out of Supply Holdco's capital or capital surplus for purposes of Section 12(c) of the Act.
Section 12(c) prohibits any registered holding company or subsidiary company thereof from declaring or paying any dividend on any security of such company or from acquiring, retiring or redeeming any security of such company, in contravention of the rules, regulations and orders of the Commission. Rule 46 under the Act provides that no registered holding company or subsidiary thereof shall declare or pay any dividend on any security of such company out of capital or unearned surplus, except pursuant to an effective declaration and Commission order.

          Because there is no intent that the Rights ever become exercisable, they are regarded more appropriately as being in the nature of an addition to the rights of stockholders under Sections 6(a)(2) and 7(e) rather than as an issuance of securities under Sections 6(a)(1) and 7(c) and (d). Section 6(a)(2) prohibits a registered holding company or subsidiary company thereof from exercising any privilege or right to alter the priorities, preferences, voting power, or other rights of the holders of an outstanding security of such company, except in accordance with a declaration effective under Section 7 and a Commission order. Section 7(e) provides that if the requirements of Section 7(g)(57) are satisfied, the Commission shall permit a declaration to become effective regarding the exercise of a privilege or right to alter the priorities, preferences, voting power, or other rights of the holders of an outstanding security unless the Commission finds that such exercise of such privilege or right will result in an unfair or inequitable distribution of voting power among holders of the securities of such company or is otherwise detrimental to the public interest or the interest of investors or consumers.

          However, if such Sections were to be regarded as applicable, Applicants believe that any issuance of Common Stock of Supply Holdco pursuant to the Rights would be deemed to meet the requirements of Section 7(c)(2)(D) and none of the negative findings required under Section 7(d)(58) can be made as the Common Stock would be issued solely for necessary and urgent corporate purposes of Supply Holdco. Section 7(c)(2)(D) provides that the Commission shall not permit a declaration regarding the issuance or sale of a security to become effective unless it finds

----------

(57)   SEE note 49, SUPRA.

(58)   SEE Item 3.2(a) above.

that, among other things, such security is to be issued or sold solely for necessary and urgent corporate purposes of the declarant where the requirements of the provisions of Section 7(c)(1)(59) would impose an unreasonable financial burden upon the declarant and are not necessary or appropriate in the public interest or for the protection of investors or consumers.

          The dividend distribution of Rights and any subsequent exercise or redemption of the Rights will not have a substantial adverse impact upon the financial integrity of the registered holding company system. Furthermore, the dividend distribution of Rights and any subsequent exercise or redemption of the Rights will not have an adverse impact on any utility subsidiary of Supply Holdco, its customers or on the ability of state commissions to protect Supply Holdco's subsidiaries or customers. The Rights are intended to protect stockholders and to enhance the Board's ability to manage Supply Holdco in a way that brings value to the stockholders. As such, Supply Holdco's remaining subsidiaries and customers will not be adversely affected by the dividend distribution of Rights and any subsequent exercise of those Rights.

          Rule 42 under the Act applies to the redemption of the Rights. Rule 42 provides, with certain exceptions, that a registered holding company or its subsidiary company may acquire, retire or redeem any securities of which it is the issuer without the need for prior Commission approval under Sections 9(a), 10 and 12(c) of the Act.(60)

          (i)       ISSUE STOCK OPTIONS

          Applicants seek authorization for Supply Holdco to adopt and implement the Option Plan, under which it may issue options covering up to 40 million shares of Supply Holdco Common Stock. The Option Plan will be substantially similar to the employee stock option plan previously adopted by Allegheny pursuant to Commission authorization.(61) Applicants request authority for Supply Holdco, at the time of the IPO, to issue options covering an aggregate of 1.25% of the equity of Supply Holdco to certain employees of Global Markets pursuant to employment agreements that were executed in conjunction with the GEM acquisition. In addition, Applicants request authority to issue the following options under the Option Plan:

                    i. at or after the IPO, options to all directors, officers and employees currently holding options to acquire Allegheny common stock, pursuant to a plan to adjust those existing options to reflect the Distribution; and

                    ii. at the IPO or from time to time after the IPO, options awarded to Supply Holdco directors, officers and employees.

----------

(59) Section 7(c)(1)(A) provides that the Commission shall not permit a declaration regarding the issue or sale of common stock unless it finds that such common stock has a par value and is without preference as to dividends or distribution over, and has at least equal voting rights with, any outstanding security of the declarant.

(60) Section 9(a)(1) of the Act provides that unless an acquisition has been approved by the Commission under Section 10, it shall be unlawful for any registered holding company or any subsidiary company thereof "to acquire, directly or indirectly, any securities or utility assets or any other interest in any business". Section 12(c) prohibits any registered holding company or subsidiary company thereof from declaring or paying any dividend on any security of such company or from acquiring, retiring or redeeming any security of such company, in contravention of the rules, regulations and orders of the Commission.

(61)   See Holding Company Act Release No. 26879 (May 29, 1998).

          The options covering an aggregate of 1.25% of the equity of Supply Holdco to certain employees of Global Markets may be exercisable before the Distribution. All other options issued under the Option Plan will be exercisable only after the Distribution. The purpose of the employee stock options is to facilitate recruiting and retaining certain management employees, to assure equal treatment of employees assigned to Allegheny and Supply Holdco and, on an ongoing basis, to provide incentives to Supply Holdco directors, officers and employees to add value to Supply Holdco. These options will allow the optionees to share the benefits of future growth in the value of Supply Holdco, and will assist in aligning the interests of Supply Holdco management employees with those of Supply Holdco's stockholders.

          Applicants consider Sections 6(a), 7, 12(d) and 12(e) of the Act, and Rules 42, 44, 62 and 65 under the Act to be directly or indirectly applicable to the proposed issuance and sale by Supply Holdco of Common Stock pursuant to the Option Plan.

                    i.        Description of the Option Plan

          It is proposed that Supply Holdco issue stock options to all employees currently holding options to acquire Allegheny common stock, pursuant to a plan to adjust those existing options to reflect the Distribution. Pursuant to this plan, effective upon the Distribution, the exercise price of all outstanding Allegheny options will be proportionately reduced. All Allegheny options held by employees of Supply Holdco and its subsidiaries will expire on the third anniversary of the Distribution, and all Supply Holdco options issued to employees of Allegheny who do not become employees of Supply Holdco and its subsidiaries will expire on the third anniversary of the Distribution.

          A committee of the Board of Supply Holdco (the "Committee") will administer the Option Plan. The Committee will consist of not less than two directors who are not employees of Supply Holdco or its subsidiaries. The Committee will have exclusive authority to interpret the Option Plan. The Option Plan will permit the Committee to grant, in its discretion, incentive stock options, nonqualified stock options, performance awards and restricted stock (collectively, the "Awards") to directors of Supply Holdco or certain of its subsidiaries and those employees, as determined by the Committee, who have an impact on the long-term performance and success of Supply Holdco. The Committee will have the exclusive authority to determine, in its sole discretion, those to whom awards should be granted at any time, as well as the type, size and other terms and conditions of each granted Award, subject only to the parameters in the Option Plan. The Committee may make grants under any or a combination of all of the various categories of Awards that are authorized under the Option Plan. Under certain conditions, the Committee can delegate authority under the Option Plan to officers or employees of Supply Holdco, and the full Board may exercise authority conferred upon the Committee.

          Any Awards granted pursuant to the Option Plan will, unless otherwise provided in the Option Plan or the related award agreement or otherwise determined by the Committee, be subject to complete or partial forfeiture if the recipient ceases to render substantial services on a regular basis to Supply Holdco or its subsidiaries during a designated period of time following the grant. Rights to an Award may also be forfeited if the recipient engages in certain conduct detrimental to Supply Holdco's best interests. All Awards become vested and unforfeitable, except, upon the occurrence of a change in control of Supply Holdco (as defined in the Option Plan). Shares of Supply Holdco Common Stock subject to terminated, expired, surrendered or forfeited Awards become available again for issuance under the Option Plan.

          Nonqualified stock options entitle the grantee to purchase, not more than ten years after the grant, up to the number of shares of Supply Holdco Common Stock specified in the grant at a price set by the Committee at the time the grant is made. The price cannot be less than fair market value on the date of the grant.

          Options designated by the Committee as incentive stock options are intended to comply with Section 422 of the Code and may be granted only to employees. The aggregate amount (calculated on the basis of the fair market value of Supply Holdco Common Stock at the time of each grant) of the interest of any grantee in incentive stock options that may vest in a calendar year may not exceed the limits established by the Option Plan.

          Restricted stock awards are grants of shares of Supply Holdco Common Stock held by Supply Holdco for the benefit of the grantee without payment of consideration by the grantee. The Committee will establish a restriction period for each Award. The grantee's right to transfer the shares is subject to restrictions, but during the restriction period, except as may be otherwise provided in the applicable award agreement, the grantee will be entitled to dividends paid on the restricted stock and will have the right to vote the shares.

          Performance awards are grants of rights to receive a payment of cash and/or shares of Supply Holdco Common Stock contingent upon the extent to which certain predetermined performance targets have been met during an Award period. The performance targets may include such goals related to the performance of the Company and/or the performance of a participant as may be established by the Committee in its discretion.

          The Committee will have the discretion to establish a dividend equivalent account (i.e. an account to which amounts are credited equal to the dividends the option holder would receive if the option were exercised) with respect to any option. The Committee will also have the authority to specify that a participant can be granted a reload option (i.e. an option that is intended to replace shares of Supply Holdco Common Stock used by the recipient to pay the exercise price of and/or withholding taxes on a previously granted option).

          Supply Holdco Common Stock used for Awards under the Option Plan may be authorized but unissued Supply Holdco Common Stock or Supply Holdco Common Stock purchased on the open market, in private transactions or otherwise. Supply Holdco proposes to make a total of 40 million shares of Supply Holdco Common Stock available for grants under the Option Plan. The number of shares available for issuance under the Option Plan are subjected to anti-dilution adjustments upon the occurrence of significant corporate events. In general, the maximum number of shares of Supply Holdco Common Stock that may be the subject of any Award to a grantee during any calendar year is limited, provided, however, that in applying this limit, if an Award is intended to be earned over more than one calendar year, the shares subject to that Award shall be allocated to the first calendar year in which they may be earned (without regard to any provisions of the Option Plan regarding acceleration of vesting).

          The Option Plan has no fixed expiration date. However, for the purpose of awarding incentive stock options under Section 422 of the Code, the provisions of the Option Plan relating to the incentive stock options will expire ten years from the effective date of the Option Plan. Certain provisions of the Option Plan relating to performance-based awards under Section 162(m) of the Code will expire on the fifth anniversary of the Option Plan's effective date. The Board of Supply Holdco may terminate or amend the Option Plan at any time, but may not, without stockholder approval, increase the total number of shares of Supply Holdco Common Stock available for grants.

                    ii.       Statutory Analysis

          Sections 6(a) and 7 of the Act apply to the issuance by Supply Holdco from time to time of authorized but unissued shares in connection with the Option Plan and may apply to the use by Allegheny of the Supply Holdco Common Stock in its compensation plans pursuant to the plan to adjust existing Allegheny employee stock options to reflect the Distribution described above. With respect to Section 7(c)(1) of the Act, as discussed in Item 3.2(a), Applicants submit that the Common Stock meets the requirements set out in the Act.(62) Applicants submit that none of the negative findings specified in
Section 7(d) may be made with respect to the shares of Common Stock issued pursuant to the Option Plan. The purpose of the Option Plan is to retain and motivate the employees of Supply Holdco and to further Supply Holdco's goal of competing effectively in the deregulated wholesale generating market.

          Section 12(d) prohibits the sale by a registered holding company of any security which it owns of any public utility company in contravention of the rules, regulations and orders of the Commission. Rule 44(a) provides that no registered holding company shall, directly or indirectly, sell to any person any security which it owns of any public utility company, except pursuant to an effective declaration and Commission order.

          Rule 42 under the Act applies to Supply Holdco's acquisition of Supply Holdco Common Stock from participants in the Option Plan upon the forfeiture thereof if applicable vesting requirements or forfeiture restrictions are not satisfied. Rule 42 provides, with certain exceptions, that a registered holding company or its subsidiary company may acquire, retire or redeem any securities of which it is the issuer without the need for prior Commission approval under Sections 9(a), 10 and 12(c) of the Act.

          Section 12(e) of the Act and Rules 62 and 65 under the Act apply to the proxy solicitation provisions in the Option Plan relating to incentive stock options. Section 12(e) provides that it shall be unlawful for any person to solicit or to permit the use of his or its name to solicit any proxy, power of attorney, consent or authorization regarding any security of a registered holding company or a subsidiary company thereof in contravention of the rules, regulations and orders of the Commission. Rule 62 provides, in part, that no solicitation of any authorization, regarding any security of a registered holding company or a subsidiary company thereof, in connection with any transaction which is or will be the subject of an application or declaration filed with the Commission, shall be made except pursuant to an effective declaration with respect to such solicitation. Rule 65(a) provides that no registered holding company or subsidiary thereof shall expend any money or other consideration in connection with the solicitation of any proxy, consent or authorization regarding any security of such company, except pursuant to an effective declaration and Commission order. Rule 65(b) provides exceptions for certain expenditures.

          The issuance and sale of Supply Holdco Common Stock pursuant to the Supply Holdco Option Plan will not have a substantial adverse impact upon the financial integrity of the registered holding company system. Furthermore, the issuance and sale of Supply Holdco Common Stock will not have an adverse impact on any utility subsidiary of Supply Holdco, its customers or on the ability of state commissions to protect Supply Holdco's subsidiaries or customers. The granting of the employee stock options is intended to retain and motivate the employees of Supply Holdco and to further Supply Holdco's goal of competing effectively in the deregulated wholesale generating market. As such, Applicants believe Supply Holdco's customers will not be adversely affected by the issuance and sale of Supply Holdco Common Stock pursuant to the Option Plan.

----------

(62)   SEE note 18, SUPRA.

          (j)       AMEND THE CHARTER OF MONONGAHELA POWER

          Allegheny and Monongahela Power (the only Allegheny subsidiary with preferred stock outstanding) propose to amend the charter of Monongahela Power to provide that the holders of preferred stock of Monongahela Power will be entitled to vote one-half vote per share and that the holders of preferred stock will be entitled to vote as a single class with the holders of common stock of Monongahela Power, on all matters on which shareholders are entitled to vote (the "Proposed Amendment"). The Proposed Amendment is necessary for the holders of preferred stock to vote on all matters on which the common stockholders can vote in order to permit Allegheny to meet certain stock ownership requirements under the Code and the regulations thereunder for tax-free treatment of the Distribution.

          Applicants consider Sections 6(a) and 7 of the Act to be applicable to the Proposed Amendment.

          Monongahela Power's Articles of Incorporation currently provide that the holders of preferred stock are entitled to vote only if Monongahela Power fails to declare a dividend on the preferred stock for four consecutive quarters. The Proposed Amendment will be in addition to this existing right of the preferred stock holders. As of July 17, 2001, there were 740,000 shares of preferred stock and 5,891,000 shares of common stock outstanding of Monongahela Power.

          Section 6(a)(2) prohibits a registered holding company or subsidiary company directly or indirectly from exercising any privilege or right to alter the priorities, preferences, voting power or other rights of the holders of an outstanding security of such company, except in accordance with a declaration effective under Section 7 and a Commission order permitting such declaration to become effective.

          The Proposed Amendment will have no impact on the control of Monongahela Power. Allegheny currently holds 100% of the voting stock of Monongahela Power through its ownership of 100% of the common stock. After the Proposed Amendment, Allegheny will have 94% of the voting stock of Monongahela Power, and the holders of preferred stock will have 6% of the voting stock. Applicants believe that the Proposed Amendment will not unduly complicate the capital structure of Allegheny and will not be detrimental to the proper functioning of the Allegheny holding company system. The Proposed Amendment will not change the economic terms of the preferred stock of Monongahela Power, and therefore, the Proposed Amendment will not make the preferred stock holders a minority interest in the common equity of Monongahela Power. The Proposed Amendment is in addition to the existing right of preferred stock holders to vote in limited circumstances and does not create a minority interest in Monongahela Power of the sort sought to be regulated by the Act. The Proposed Amendment will not result in the existence of any company in the holding company system that would unduly or unnecessarily complicate the structure, or unfairly or inequitably distribute voting power among stockholders of Allegheny. As stated above, the Proposed Amendment will be effected to enable the Distribution to be effected on a tax-free basis under the Code. Applicants believe that the Proposed Amendment is consistent with the Act.

          The Proposed Amendment will comply with all applicable state laws. For these reasons, Applicants believe that the Proposed Amendment is consistent with the policies and principles underlying Section 12 of the Act.

          (k)       TRANSFER LEGAL TITLE TO OVEC SHARES

          Allegheny holds legal title to 12.5% of the common stock of OVEC, although rights and obligations under the inter-company power agreement with OVEC have been assigned to AE

Supply or, for the time being, remain with Monongahela Power. Allegheny proposes to enter into an agreement with Supply Holdco, pursuant to which Allegheny will transfer to Supply Holdco legal title to such common stock in OVEC (the "OVEC Transfer"), at book value ($1.25 million at March 31, 2001) for cash or in exchange for a note in the amount of the book value, at such time as ownership of such common stock constitutes an investment in an EWG, for purposes of
Section 32 of the Act. The purpose of the OVEC Transfer is to aggregate the wholesale generation business of Allegheny in or under Supply Holdco.

          Applicants consider Sections 6, 7, 9, 10, 11, 12 and 13 of the Act and Rules 43, 53 and 54 under the Act to be applicable to the OVEC Transfer.

          Because Applicants have a greater than 10% ownership interest in OVEC, Applicants believe that Sections 6 and 7 of the Act are applicable. With respect to Section 7(c)(1) of the Act, Applicants submit that the common stock of OVEC meets the requirements set out in the Act. Applicants submit that none of the negative findings specified in Section 7(d) may be made with respect to the OVEC Transfer.

          Rule 43(a) under the Act prohibits a registered holding company or subsidiary thereof from, directly or indirectly, selling to any company in the same holding company system or to any affiliate of a company in such holding company system any securities or utility assets or any other interest in any business, except pursuant to an effective declaration and Commission order.(63)

          In addition, the acquisition of the shares of common stock in OVEC by Supply Holdco from Allegheny is subject to Commission authorization pursuant to
Section 9(a)(1). Applicants believe that the OVEC Transfer satisfies the standards of Sections 10 and 11 of the Act for the reasons set forth in Item 3.1(b) of this Application, above. Because the OVEC Transfer will occur only at such time as ownership of such common stock of OVEC constitutes an investment in an EWG, for purposes of Section 32 of the Act, the OVEC Transfer will not result in interlocking relations or a concentration of control over public utility companies. The OVEC Transfer will not be detrimental to the proper functioning of the Allegheny system. Instead, these transfers will simplify the Allegheny system because they are part of the process of segregating the wholesale generation business of Allegheny in Supply Holdco. Further, because the OVEC Transfer will be effected at book value, it will be consistent with treatment under the Act.

          The OVEC Transfer will comply with all applicable state laws. For these reasons, Applicants believe that the proposed transfers are consistent with the policies and principles underlying Section 12 of the Act. The Applicants' statement pursuant to Rule 54 is set forth in Item 3.1(c) of this Application.

          (l)       ESTABLISH SUPPLY HOLDCO MONEY POOL

          Applicants request authorization to establish the Money Pool, and to the extent not exempted by Rule 52 under the Act (discussed below), also request authorization through December 31, 2004, for Supply Holdco and the Borrowing Companies to contribute their surplus funds to the Money Pool and to lend and extend credit to (and acquire promissory notes from) the Borrowing Companies through the Money Pool. The surplus funds available from day to day will be loaned to the Money Pool on a short-term basis (from 1 day to 270 days). Applicants request authority for the Borrowing Companies, through December 31, 2004, to make unsecured short-

----------

(63)   SEE note 50, SUPRA.

term borrowings from the Money Pool. Supply Holdco will participate in the Money Pool only insofar as it has funds available for lending through the Money Pool. Supply Service will administer the Money Pool, will act as agent for Supply Holdco and its subsidiaries, and will invest surplus funds remaining in the Money Pool after satisfaction of the borrowing needs of the Borrowing Companies. The Commission has previously authorized Allegheny to establish a money pool for the Allegheny System.(64)

                    i.        Description of the Money Pool

          It is proposed that all loans from the Money Pool will be payable on demand, may be prepaid by the Borrowing Companies at any time without premium or penalty, and will bear interest, payable monthly, equal to the daily Federal Funds Effective Rate as quoted by the Federal Reserve Bank of New York.(65) Any entity contributing funds to the Money Pool may withdraw the funds at any time without notice to satisfy its daily need of funds.

          If at any time there are funds remaining in the Money Pool after satisfaction of the borrowing needs of the Borrowing Companies, then Supply Service, as agent of the Money Pool, will invest those funds and allocate the earnings on any such investments to Supply Holdco and its subsidiaries on a basis equal to their pro rata share of net contributions in the Money Pool on the day the investment was placed.

          It is anticipated that the short-term borrowing requirements of the Borrowing Companies will be met, in the first instance, with the proceeds of borrowings available through the Money Pool, and thereafter, to the extent necessary, with the proceeds of external short-term borrowings. It is proposed that the aggregate principal amount of borrowings from the Money Pool at any one time outstanding through December 31, 2004 will not, when taken together with any short-term borrowings then outstanding, be in excess of $730 million.

                    ii.       Statutory Analysis

          Applicants consider Sections 6, 7, 9, 10 and 12 of the Act and Rules 43, 45 and 52 under the Act to be applicable to the proposed Money Pool.

          Applicants believe that the cost of the proposed borrowings through the Money Pool will generally be more favorable to the Borrowing Companies than the comparable cost of external short-term borrowings, and that the yield to Supply Holdco and the subsidiaries of Supply Holdco contributing available funds to the Money Pool will generally be the same as the typical yield on short-term investments. However, if on any given day the funds available through the Money Pool are insufficient to satisfy the short-term borrowing requirements of a Borrowing Company, such Borrowing Company may effect short-term borrowings through lending institutions and/or through the sale of commercial paper, if appropriate.

          Rule 52 under the Act provides exemptions for the issue and sale of certain securities. Rule 52(a) provides that any registered holding company subsidiary that is itself a public utility company is exempt from Section 6(a) of the Act and rules thereunder with respect to the issue

----------

(64)   SEE note 34, SUPRA.

(65) The interest income on funds invested in the Money Pool will also be calculated using the Federal Funds Effective Interest Rate as quoted by the Federal Reserve Bank of New York. Thus, for internally invested and borrowed funds, the Money Pool interest income and Money Pool interest expense will be exactly the same.

and sale of any security, of which it is the issuer if: (1) the issue and sale of the security are solely for the purpose of financing the business of the public utility subsidiary company; (2) the issue and sale of the security have been expressly authorized by the state commission of the state in which the subsidiary company is organized and doing business; and (3) the interest rates and maturity dates of any debt security issued to an associate company are designed to parallel the effective cost of capital of that associate company. Rule 52(b) provides that any subsidiary of a registered holding company which is not a holding company, a public utility company, an investment company, or a fiscal or financing agency of a holding company, a public utility company or an investment company shall be exempt from Section 6(a) of the Act and related rules with respect to the issue and sale of any security of which it is the issuer if: (1) the issue and sale of the security are solely for the purpose of financing the existing business of the subsidiary company; and (2) the interest rates and maturity dates of any debt security issued to an associate company are designed to parallel the effective cost of capital of that associate company. Rule 52(b) also provides that any security issued to an associate company by any energy-related company subsidiary shall not be exempt under Rule 52(b) unless additional requirements are met. Rule 52(d) provides that the acquisition by a company in a registered holding company system of any security issued and sold by any associate company pursuant to Rule 52 is exempt from the requirements of
Section 9(a) of the Act; provided that the exemption granted by Rule 52(d) does not apply to any transaction involving the issue and sale of securities to form a new subsidiary company of a registered holding company.

          To the extent that the proposed activities of the Money Pool are not exempted by Rule 52 under the Act, the other applicable provisions of the Act and the rules thereunder are addressed below.

          Section 6 of the Act applies to the issuance or sale of debt securities by a registered holding company or its subsidiary companies. Section 9(a) applies to the acquisition of debt securities by a registered holding company or its subsidiary companies.

          In addition, Rule 43(a) under the Act prohibits a registered holding company or subsidiary thereof from, directly or indirectly, selling to any company in the same holding company system or to any affiliate of a company in such holding company system any securities or utility assets or any other interest in any business, except pursuant to an effective declaration and Commission order. Rule 43(b) provides that Rule 43(a) does not apply to any sale of securities or utility assets or any other interest in any business in an aggregate amount of up to $5,000,000 during any calendar year if the acquisition of such securities, assets or other interest does not require prior Commission approval.

          Rule 45(a) under the Act provides that a registered holding company or subsidiary company shall not, among other things, directly or indirectly, lend or in any manner extend its credit to any company in the same holding company system, except pursuant to an effective declaration and Commission order.

          Applicants believe that the proposed establishment and maintenance of the Money Pool satisfy the standards of Sections 10 and 11 of the Act for the reasons set forth in Item 3.1(b) of the Application, above. Applicants believe that the Money Pool is consistent. The cost of the proposed borrowings through the Money Pool will generally be more favorable to the Borrowing Companies than the comparable cost of external short-term borrowings, while the yield to Supply Holdco and the subsidiaries of Supply Holdco contributing available funds to the Money Pool will generally be the same as the typical yield on short-term investments. Applicants believe that the Money Pool will not unduly complicate the capital structure of Allegheny and will not be


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detrimental to - but instead will facilitate - the proper functioning of the
Supply Holdco group. The Money Pool will comply with all applicable state laws.

          (m)       REGISTER SUPPLY HOLDCO UNDER THE ACT AND SUBSEQUENTLY
                    DEREGISTER

          Applicants request authorization for the registration of Supply Holdco as a public utility holding company under the Act and subsequent deregistration under the Act upon Supply Holdco ceasing to be a public utility holding company.

          Supply Holdco proposes to file a Notification of Registration on Form U5A pursuant to Section 5(a) of the Act and a Registration Statement on Form U5B pursuant to Section 5 of the Act registering Supply Holdco as a holding company under the Act.

          Pursuant to Section 5(d) of the Act, the Commission may, upon application, declare by order that a registered holding company has ceased to be a holding company and, upon the taking effect of such order, the registration of such company shall cease to be in effect. Upon the Applicants filing for EWG status with the FERC for each of the generating plants held by Supply Holdco's subsidiaries, Applicants propose to deregister Supply Holdco as a holding company under the Act upon notification to the Commission, pursuant to the Commission's retained jurisdiction in this Application. Pursuant to Section 32(e) of the Act, an EWG shall not be considered an electric utility company under Section 2(a)(3) of the Act and, whether or not a subsidiary company, an affiliate or an associate company of a holding company, an EWG shall be exempt from all provisions of the Act.

3.3       REPORTING REQUIREMENTS

          Applicants will file the reports required concerning investments in exempt projects and demonstrate compliance with Rule 53 and the other outstanding orders of the Commission as required by the Commission.

          Applicants propose to comply with the reporting requirements set forth in File No. 70-9897 (filed June 12, 2001), and to comply with the additional reporting requirements set out below in its quarterly reports filed pursuant to Rule 24, with respect to all activities of Allegheny and its subsidiaries authorized in this Application. Applicants may apply for confidential treatment of such quarterly reports.

          Item (1)       A copy of the balance sheet and income statements of
Supply Holdco as of and for the period ending on the last day of such quarter.

          Item (2)       A narrative description of Supply Holdco activities
during the quarter just ended organized by segment.

          Item (3)       Amounts and forms of: (i) guarantees of, and similar
provisions and arrangements concerning, performance and undertaking of other obligations by Supply Holdco, any subsidiary of Supply Holdco; and (ii) indemnifications of and with respect to persons acting as sureties on bonds or other obligations on behalf of Supply Holdco, any subsidiary of Supply Holdco.

          Item (4)       A description of services and goods obtained by Supply
Holdco from associate companies, specifying the type of service.

          Item (5)       A description of services and goods provided to
associate companies by Supply Holdco which identifies the recipient company, the charge to the associate and whether

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the charge was computed at cost, market or pursuant to another method, which method shall be specified.

          Item (6)       Investments made by Supply Holdco, directly or
indirectly, in any intermediate subsidiary or special purpose subsidiary in the previous quarter, indicating the amount and type of such investment and generally identifying the facility with respect to which such intermediate subsidiary or special purpose subsidiary was organized or formed.

          Item (7)       The amount, type and terms (including interest rate and
maturity and the basis for inflation adjustment in the case of non-recourse indebtedness denominated in any currency other than US dollars) of securities issued by Supply Holdco or any subsidiary of Supply Holdco to third persons.

          Item (8)       Consolidated capitalization ratios of Supply Holdco as
of the end of such quarter, with consolidated debt to include all short-term debt and non-recourse debt to the extent normally consolidated under applicable financial reporting rules.

          Item (9)       If sales of common stock by Supply Holdco are reported,
the purchase price per share and the market price per share at the date of the agreement of sale.

          Item (10)      The total number of shares of common stock issued by
Supply Holdco during the quarter, under the Supply Holdco employee stock option plan.

          Item (11)      Name of any new energy-related companies formed during
the period and not previously disclosed.

          Item (12)      A copy of the balance sheet and income statements for
the period ending on the last day of such quarter for each energy-related company, including a narrative discussion of any losses incurred during the period if applicable.

          Item (13)      Description of specific activities conducted by each
energy-related company during the quarter (i.e., the purpose of each subsidiary).

          Item (14)      Statement for the period indicating the amount of
revenue for each energy-related company attributable to power, natural gas, and any other energy commodity, expressed as a percentage of total revenues from the physical sale of energy commodities during the period.

ITEM 4.   REGULATORY APPROVAL

          The Federal Energy Regulatory Commission may exercise jurisdiction to approve the transactions described in this Application. A copy of an application to FERC and order from FERC will be filed by amendment. No state commission and no other federal agency other than this Commission has jurisdiction over the transactions proposed herein.

ITEM 5.   PROCEDURE

          Applicants hereby request that the Commission's order be issued as soon as the rules allow. Applicants hereby waive a recommended decision by a hearing officer or other responsible officer of the Commission, consent that the Division of the Investment Management may assist in the preparation of the Commission's decision and/or order in this matter, unless such Division


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opposes the transactions proposed herein, and request that there be no 30-day waiting period between the issuance of the Commission's order and the date on which it is to become effective.



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ITEM 6.  EXHIBITS AND FINANCIAL STATEMENTS

         (a)      Exhibits

                  A-1      Draft Stockholder Protection Rights Agreement*

                  A-2 Draft Amendment to the Articles of Incorporation of Monongahela Power, as filed with the Commission on July 23, 2001

                  A-3      Draft Long-Term Incentive Stock Option Plan*

                  B-1 Master Separation and Distribution Agreement, as filed with the Commission on July 23, 2001

                  B-2      Employee Matters Agreement*

                  B-3      Tax Indemnification Agreement*

                  B-4      Transitional Services Agreement*

                  B-5      Confidential Disclosure Agreement*

                  B-6      Intellectual Property Ownership Agreement*

                  B-7      Indemnification and Insurance Matters Agreement*

                  C-1 Supply Holdco Registration Statement on Form S-1, as filed with the Commission on ___, 2001 (No. 333- )*

                  D-1      FERC Application*

                  D-2      FERC Order*

                  E.       Not Applicable

                  F.       Opinion of Counsel*

                  G.       Not Applicable

                  H.       Form of Notice

         (b)      Financial Statements as of March 31, 2001

                  FS-1 Allegheny Energy, Inc. and Allegheny Energy Supply Company, LLC balance sheet, per books and pro forma (filed confidentially July 23, 2001 on Form SE)

                  FS-2 Allegheny Energy, Inc. and Allegheny Energy Supply Company, LLC statement of income and retained earnings, per books and pro forma (filed confidentially July 23, 2001 on Form SE)

*  To be filed by amendment.

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


                  FS-3 Capital Structure Analysis Charts (filed confidentially July 23, 2001 on Form SE)

ITEM 7.  INFORMATION AS TO ENVIRONMENTAL EFFECTS

         No other federal agency is preparing an environmental impact statement with respect to the proposed transactions. In light of the nature of the proposed transaction, the Commission's action in this matter will not constitute any major federal action significantly affecting the quality of the human environment.



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                                   SIGNATURE

         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this statement to be signed on their behalf by the undersigned thereunto duly authorized.

         Dated: July 23, 2001

                                            ALLEGHENY ENERGY, INC.
                                            ALLEGHENY ENERGY SUPPLY COMPANY, LLC
                                            ALLEGHENY ENERGY SERVICE CORPORATION
                                            WEST PENN POWER COMPANY
                                            MONONGAHELA POWER COMPANY
                                            THE POTOMAC EDISON COMPANY

                                            By: /s/ THOMAS K. HENDERSON
                                                --------------------------------
                                                Thomas K. Henderson